As filed with the Securities and Exchange Commission on May 26, 2005.

Registration No. 333-

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form S-3

REGISTRATION STATEMENT UNDER THE SECURITIES ACT OF 1933

EFJ, Inc.

(Exact name of Registrant as specified in its charter)

Delaware	3663	47-0801192
(State or other jurisdiction of incorporation or organization)	(Primary Standard Industrial Classification Code Number)	(I.R.S. Employer Identification No.)

1440 Corporate Drive

Irving, Texas 75038

Telephone: (972) 819-0700

(Address, including zip code, and telephone number, including area code, of Registrant’s principal executive offices)

Michael E. Jalbert

Chief Executive Officer

EFJ, Inc.

1440 Corporate Drive

Irving, Texas 75038

Telephone: (972) 819-0700

(Name, address, including zip code, and telephone number, including area code, of agent for service)

Copies to:

William T. Quicksilver, Esq. Manatt, Phelps & Phillips, LLP 11355 W. Olympic Blvd. Los Angeles, CA 90064 Telephone: (310) 312-4000 Facsimile: (310) 312-4224	Timothy M. Clark, Esq. Manatt, Phelps & Phillips, LLP 7 Times Square New York, NY 10036 Telephone: (212) 790-4500 Facsimile: (212) 790-4545	Todd W. Eckland, Esq. Pillsbury Winthrop Shaw Pittman LLP 1540 Broadway New York, NY 10036 Telephone: (212) 858-1000 Facsimile: (212) 858-1500

Approximate date of commencement of the proposed sale of the securities to the public: As soon as practicable after this Registration Statement becomes effective.

If any of the securities being registered on this form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, check the following box.  ☐

If this form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

If this form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

If this form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

If delivery of the prospectus is expected to be made pursuant to Rule 434, check the following box.  ☐

CALCULATION OF REGISTRATION FEE

Title of Each Class of Securities to Be Registered	Amount to Be Registered (1)	Proposed Maximum Offering Price Per Share (2)	Proposed Maximum Aggregate Offering Price (2)	Amount of Registration Fee
Common Stock, par value $0.01 per share	6,900,000	$7.79	$53,751,000	$6,326.49

(1)	Includes 900,000 shares which are subject to the underwriters’ over-allotment option.
(2)	Estimated solely for the purpose of calculating the registration fee pursuant to Rule 457(c) under the Securities Act of 1933, as amended, based on the average of the high and low prices of the Registrant’s Common Stock on May 25, 2005, as reported on the Nasdaq National Market.

The Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the Registration Statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a) may determine.

The information in this prospectus is not complete and may be changed. We may not sell these securities until the registration statement filed with the Securities and Exchange Commission is effective. This prospectus is not an offer to sell these securities and it is not soliciting an offer to buy these securities in any jurisdiction where the offer or sale is not permitted.

SUBJECT TO COMPLETION, DATED MAY 26, 2005

PRELIMINARY PROSPECTUS

6,000,000 Shares

Common Stock

We are offering 6,000,000 shares of our common stock. Our common stock is listed on the Nasdaq National Market under the symbol “EFJI.” The last reported sale price of our common stock on the Nasdaq National Market on May 25, 2005 was $7.70 per share.

Investing in our common stock involves a high degree of risk. Before buying any shares, you should carefully consider the risk factors described in “ Risk Factors“ beginning on page 6 of this prospectus.

	Per Share	Total
Public offering price	$	$
Underwriting discount	$	$
Proceeds, before expenses, to us	$	$

The underwriters may also purchase up to an additional 900,000 shares from us at the public offering price, less the underwriting discount, within 30 days from the date of this prospectus to cover over-allotments.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

The underwriters expect to deliver the shares on or about                     , 2005.

A.G. EDWARDS

NEEDHAM & COMPANY, LLC

C.E. UNTERBERG, TOWBIN

The date of this prospectus is                     2005.

Private Wireless Communications Network

Top left picture: with the EF Johnson logo superimposed in center of the photograph

Three photographs combined into one showing first responders using private wireless communication products.

•	Fireman extinguishing a blaze

•	Policeman communicating using a wireless handheld radio

•	Emergency medical personnel attending to a victim laying on a stretcher

•	Three different colored wireless radio handsets used by first responders

Bottom right picture (titled: Private Wireless Communications Network)

IP Network schematic showing the Internet network cloud in the center with the various wireless communication products and infrastructure needed to make a private wireless communication system, including a router, wireless handheld radio, gateway, antenna tower, repeater, facility workstation, computerized dispatch system, and vehicular-mounted wireless radio. Each component is connected to the center via a spoke.

PROSPECTUS SUMMARY

This summary highlights selected information contained elsewhere in this prospectus. Because it is a summary, it may not contain all of the information that is important to you or that you should consider before investing in our common stock. You should read this entire prospectus carefully, including the documents incorporated by reference, particularly the section entitled “Risk Factors” beginning on page 6 and our consolidated financial statements and the related notes thereto incorporated by reference, before you decide whether or not to invest in our common stock.

Unless the context otherwise provides, all references in this prospectus to “we,” “us” and “our” include EFJ, Inc., its predecessor entity and its subsidiaries, including E.F. Johnson Company and Transcrypt International, Inc., on a combined basis. All references to “EFJohnson” refer to E.F. Johnson Company, and all references to “Transcrypt” refer to Transcrypt International, Inc. Further, all references to the private wireless communications segment refer to EFJohnson, and all references to the secured communications segment refer to Transcrypt.

EFJ, Inc.

We design, develop, market and support private wireless communications, including wireless radios and wireless communications infrastructure and systems for digital and analog platforms. In addition, we offer secured communications encryption technologies for analog wireless radios. We provide our products and services to homeland security, defense, public safety and public service and international markets. We leverage our software and engineering expertise in radio frequency, or RF, applications to provide first responders such as police, fire and other emergency personnel secure, highly reliable wireless radios and systems. The adoption of new digital products and systems is being accelerated by the FCC mandate for narrowband efficiency as well as the need for interoperable communications and information systems related to homeland security. Customers for our products and systems include federal, state and local governmental entities, domestic commercial users, and international entities.

Private Wireless Communications

Through our subsidiary, EFJohnson, we design, develop, market and support wireless radios and wireless communications infrastructure and systems. Our wireless radio offerings are primarily digital solutions designed to operate in both analog and newer digital wireless radio system environments. Our products and systems are based on industry standards utilizing Voice over Internet Protocol, or VoIP, technology and are designed to enhance interoperability among systems, improve bandwidth efficiency, and integrate voice and data communications. We also have significant license rights that allow us to sell products that are compatible with the large installed base of analog wireless radios, infrastructure and proprietary systems as well as networks that will utilize the next generation of public safety technology. We sell private wireless communications products and systems primarily to domestic entities, such as the Departments of Defense and Homeland Security, as well as state and local governmental agencies.

Secured Communications

Through our subsidiary, Transcrypt, we design, develop, market and support secured communications encryption technologies for analog wireless radios. Our secured communications segment leverages our leading market position to gain new customers in parts of the world where wireless radio systems remain analog, security needs are high, and the cost to upgrade to a digital secured communications system is prohibitive. Our secured communications products are sold as aftermarket add-on components or embedded components for existing analog radios and systems. Terrorist threats, political unrest and military conflicts drive the need for more secured communications. We are developing other solutions, such as a digital encryption product for analog wireless radios, to obtain higher levels of security and that allow for compatibility with our analog encryption product line. We sell secured communications products primarily internationally, specifically to entities in developing countries.

Evolution of Private Wireless Communications Standards

The private wireless communications industry provides two-way wireless communications through wireless networks and portable and mobile two-way communication radios. Utilizing free licensed RF spectrum allocated by the federal government, the government entity owns and operates the private wireless communications system. These entities often require solutions that integrate their existing private wireless communication radios and systems with enterprise-wide applications. Technological advancements have enabled wireless radio systems to be networked, permitting multiple sites between users to be linked to provide extended geographical coverage. More recent technology provides for the communication between users to be accomplished over digital packet-based networks using VoIP.

In 1979, the Association of Public Safety Communications Officials International, Inc., or APCO, established the APCO 16 standard, resulting in the development of proprietary systems. APCO is the world’s largest not-for-profit professional organization dedicated to the enhancement of public safety communications. The establishment of proprietary systems reduced competition and severely hampered interoperability.

In 1995, APCO promulgated a new standard known as Project 25 in an effort to enhance interoperability. The Project 25 standard has since been adopted by the National Telecommunications and Information Administration, which controls wireless radio specifications for the federal government and has become the standard for interoperable digital two-way wireless communications products and systems.

When the terrorist acts occurred on September 11, 2001, many first responders, such as police and fire, were unable to communicate with each other due to incompatible wireless communications systems, severely hampering the coordination of emergency and rescue efforts. There is a strong commitment by federal and state governments to improve homeland security by providing first responders with secure and interoperable communications. Government agencies are now mandating secure and interoperable compliant digital wireless communications systems to replace the existing proprietary analog systems. Federal government and state governmental agencies have made appropriations for such future systems a high priority. According to IMS Research, approximately $7.0 billion is projected to be spent in the five year period from 2004 through 2008 on upgrading analog systems to new digital radios and systems.

Strategy

The following key elements of our strategy will allow us to continue to grow our business as a leading provider of private wireless and secured communications technologies.

Continue our Digital Product Development. Demand is growing significantly as the private wireless communications industry transitions from analog to digital platforms, which increasingly utilize Project 25 products and solutions. We plan to capitalize on this demand growth by continuing to develop Project 25 compliant feature enhancements and additions to our digital radios and systems. In addition, our secured communications business will continue to enhance our recently launched products that provide digital encryption for analog radios. The commercialization of this product will enable us to penetrate original equipment manufacturers of radios.

Offer Scalable System Solutions Based on VoIP. We believe that the architecture of our communications network has positioned us to effectively address the private wireless systems market. Our VoIP systems are cost-effective for a full range of system deployments and offer expandability, allowing for new features and capabilities. Our VoIP solution provides for migration from analog to digital systems as well as integration of future Project 25 system enhancements.

Pursue Strategic Acquisitions. We intend to pursue strategic acquisitions that will further strengthen our competitive position and drive revenue and profitability growth. We seek to make acquisitions that expand our product portfolio, build on our existing system capabilities or give us a presence in complementary markets. Our strategy is to accelerate our ability to provide more complete and valuable solutions to our customers.

Actively Participate in Driving Industry Standards. We intend to continue to be a leader in setting the public communications standards, which are critical to the markets we address. Our active participation in the APCO development activities allows us to contribute to the development of better solutions for the market, to build recognition of our technical competence in the industry and among our customers, to gain insight into market trends and to secure positions for our intellectual property within the technology standards.

We were incorporated in Delaware in 1996. Our principal executive offices are located at 1440 Corporate Drive, Irving, Texas 75038 and our phone number is (972) 819-0700. Our website is www.efji.com. Information contained in our website is not incorporated by reference into this prospectus and you should not consider it as part of this prospectus. This prospectus contains references to a number of trademarks that are our registered trademarks or common law rights.

The Offering

Common stock offered by us	6,000,000 shares

Common stock to be outstanding after this offering	24,434,967 shares

Use of proceeds

We intend to use the net proceeds of this offering for general corporate purposes, including our business development activities and research and development. We may also use the net proceeds to acquire businesses and other assets. However, we currently have no commitments or agreements and are not involved in any negotiations with respect to any specific acquisition. See “Use of Proceeds” on page 19.

Nasdaq National Market symbol	EFJI

The number of shares of our common stock offered assumes that the underwriters’ over-allotment option is not exercised. If the over-allotment option is exercised in full, we will issue and sell an additional 900,000 shares.

The number of shares of our common stock to be outstanding after this offering is based on 18,434,967 shares of our common stock outstanding as of March 31, 2005 and excludes:

•	1,610,291 shares of our common stock issuable upon the exercise of stock options outstanding as of that date at a weighted average exercise price of approximately $4.70;

•	300,000 shares of our common stock reserved for future issuances under two executive employment agreements; and

•	235,044 shares of our common stock reserved for future issuance under our 1996 stock incentive plan.

Unless otherwise indicated, all information in this prospectus assumes no exercise by the underwriters of their over-allotment option.

Summary Consolidated Financial Data

(In thousands, except per share data)

The following summary consolidated financial data for the three fiscal years ended December 31, 2002, 2003 and 2004 was derived from our audited financial statements and for the quarterly periods ended March 31, 2004 and 2005 was derived from our unaudited financial statements. This information should be read in conjunction with “Selected Consolidated Financial Data,” “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and the other financial data included elsewhere in this prospectus and the documents incorporated by reference in this prospectus, including our consolidated financial statements and the related notes thereto.

The as-adjusted consolidated balance sheet data reflects the sale of 6,000,000 shares of our common stock in this offering at an assumed public offering price of $7.70 and our receipt of the net proceeds therefrom after deducting the estimated underwriting discount and estimated offering expenses payable by us.

	Year Ended December 31,			Three Months Ended March 31,
	2002	2003	2004	2004	2005
				(unaudited)
Consolidated Statement of Operations Data:
Revenues	$40,787	$56,189	$80,870	$22,244	$24,161
Gross profit	17,571	23,629	37,969	8,558	15,323
Income (loss) from operations	1,163	(888)	4,061	3,048	5,194
Income tax benefit (1)	-	5,000	6,000	-	-
Net income	$1,410	$3,992	$9,958	$2,995	$5,243
Net income per share—Basic	$0.08	$0.23	$0.56	$0.17	$0.29
Net income per share—Diluted	$0.08	$0.21	$0.53	$0.16	$0.28

	As of March 31 2005,
	Actual	As Adjusted
	(unaudited)
Consolidated Balance Sheet Data:
Working capital	$36,173	$79,636
Current assets	48,729	92,192
Total assets	70,572	114,035
Long-term debt and capitalized lease obligations, net of current portion	48	48
Stockholders’ equity	57,968	101,431

(1)	Income tax benefit amounts result from a decrease in the valuation allowance for deferred tax assets in 2003 and 2004.

RISK FACTORS

Investing in our common stock involves a high degree of risk. You should carefully consider the following risk factors, together with all of the other information included or incorporated by reference in this prospectus, including our consolidated financial statements and related notes, in evaluating an investment in our common stock. If any of the following risks were actually to occur, our business, financial condition or results of operations could be materially adversely affected. The trading price of our common stock could decline due to any of these risks, and you could lose all or part of your investment. This prospectus also contains forward-looking statements that involve risks and uncertainties. Our actual results could differ materially from those anticipated in these forward-looking statements as a result of certain factors, including the risks we face described below.

Risks Related to Our Business

Reduced access by our private wireless communications segment to Motorola’s technology could harm our business and operations.

We have obtained from Motorola a non-exclusive, worldwide license to manufacture products containing certain proprietary wireless radios and digital encryption technology. We believe this technology will be important to the success of certain of our existing and proposed Project 25 compliant wireless radio products. The license includes rights to use Motorola’s proprietary analog APCO 16 trunking technology (SmartNet®/SmartZone®) and Project 25 required products. The digital encryption technology may also be incorporated into certain other secured communications products. In addition, we obtained a license to utilize certain proprietary technology from Motorola relating to the development of Project 25 compliant digital wireless radios. This license covers infrastructure and other Project 25 technology. Any termination of these licensing arrangements would significantly harm our business and operations.

We are dependent on continuing access to certain Motorola proprietary intellectual property enabling us to manufacture products containing certain wireless radio and digital encryption technology. Although we believe that our relationship with Motorola is good, we cannot assure you that Motorola will continue to supply proprietary intellectual property to us on the scale or at the price that has historically occurred. In addition, Motorola’s perception of us as a competitor could impact Motorola’s continued willingness to do business with us. A decision by Motorola to reduce or eliminate the provision of technology to us could significantly harm our business and operations.

If we do not adequately manage our outsourcing arrangements, we are vulnerable to the risk that our suppliers may stop supplying services, component parts or products, which may have a material adverse effect on our sales and profitability.

We entered into outsourcing agreements at both of our operating segments during 2004. In 2005, all of the products for our private wireless communications segment, including final assembly, are being manufactured by McDonald Technologies, Inc., located in Texas, pursuant to an agreement with a term through May 14, 2009, which will be automatically extended for successive one-year periods thereafter unless sooner terminated by the parties. Similarly, all of the subassemblies for our secured communications segment will be manufactured by Tran Electronics, Inc., located in Minnesota, pursuant to an agreement with a term through December 2, 2009, which will be automatically extended for successive one-year periods thereafter unless sooner terminated by the parties. We acquire component parts, services and products from these suppliers through purchase orders at purchase prices that are updated from time to time during the term of the agreements. These agreements may be terminated at any time, without cause, upon, in the case of our agreement with Tran Electronics, six months prior written notice from either party and, in the case of McDonald Technologies, at least nine months prior written notice from either party, as well as, in the case of each agreement, immediately by either party in the event the other party fails timely to cure an event of default specified in the agreement. As a result, we effectively have limited long-term commitments regarding supply or price from these suppliers, which leaves us vulnerable to the risk that these suppliers may stop supplying services, component parts or products to us for any reason, including their financial viability. If the agreement with McDonald Technologies, Inc. was terminated, significant lead time and costs would be required to secure other sources for these services, component parts and products.

Any delay in obtaining services, component parts or products from our suppliers could affect our ability to meet our customers’ needs and result in lost sales, higher costs and the need to maintain excessive inventory levels or redesign certain affected electronic sub-assemblies, which may have a material adverse effect on our sales and profitability. Finally, a termination of either agreement as a result of our default could expose us to liability and have a material adverse effect on our ability to compete for future contracts and orders. In addition, our dependence on limited and sole source suppliers of components involves additional risks of inadequate supply, late deliveries and poor quality of component parts or products.

Any technical difficulties in our newly developed RF module or in the integration of RF modules in our products could harm private wireless communications segment business and operations.

Through 2004, Motorola supplied the modules for radio frequency, or RF, used in our digital radios pursuant to a supply agreement that expired in August 2004. Since then, no further RF modules have been provided by Motorola. Although we substantially completed development of a replacement RF module, virtually all of our 2004 digital subscriber unit sales involved radios built with Motorola’s RF modules. Sales of digital subscriber units in 2005 are being predominantly built with the newly-developed RF module and manufactured by a third-party supplier. Although we believe our newly-developed module will effectively replace the Motorola-supplied module, if any significant technical difficulties are experienced with the new RF modules or the incorporation of the RF modules into our product line, it would result in a disruption in our private wireless communications segment sales deliveries and would adversely affect our private wireless communications operations.

We depend on federal government contracts for a substantial portion of our revenues, and the loss of federal government contracts or a decline in funding of existing or future government contracts could adversely affect our revenues and cash flows.

A substantial portion of our revenues are dependent upon continued funding of federal government agencies, as well as continued funding of the programs targeted by us. U.S. government contracts are subject to termination for convenience by the government, as well as termination, reduction, or modification in the event of budgetary constraints or any change in the government’s requirements. Further, our contract-related costs and fees, including allocated indirect costs, may be subject to audits by the U.S. government that may result in recalculation of contract revenues and non-reimbursement of some contract costs and fees. We are in the process of responding to such an audit regarding our General Service Administration contract, which is scheduled to expire on November 1, 2005. While we anticipate that the results of this audit will be favorable and that we will continue to meet the government’s requirements, we are unable to predict the outcome of this audit or any action the government may take as a result.

U.S. government contracts are conditioned upon the continuing availability of congressional appropriations. Congress usually appropriates funds on a fiscal year basis even though contract performance may take several years. Consequently, at the outset of a major program, the contract is usually incrementally funded and additional funds are normally committed to the contract by the procuring agency as Congress makes appropriations for future fiscal years. Any failure of such agencies to continue to fund such contracts could have a material adverse effect on our operating results.

These or other factors could cause federal government agencies to reduce their purchases under contracts, to exercise their right to terminate contracts, or to exercise their right to not renew contracts, all of which may limit our ability to obtain or maintain contract awards. Any of the aforementioned actions above could adversely affect our revenues and cash flows.

Unfavorable government audit results could force us to adjust previously reported operating results and could subject us to a variety of penalties and sanctions.

The federal government audits and reviews our performance on awards, pricing practices, cost structure, and compliance with applicable laws, regulations, and standards. Like most large government vendors, our awards are audited and reviewed on a continual basis by federal agencies, including the Defense Contract Management Agency and the Defense Contract Audit Agency. An audit of our work, including an audit of work performed by companies we have acquired or may acquire or subcontractors we have hired or may hire, could result in a substantial adjustment in the current period operating results. For example, any costs which were originally reimbursed could subsequently be disallowed. In this case, cash we have already collected may need to be refunded and our operating margins may be reduced.

If a government audit uncovers improper or illegal activities, we may be subject to civil and criminal penalties and administrative sanctions, including termination of contracts, forfeiture of profits, suspension of payments, fines and suspension or debarment from doing business with U.S. Government agencies. In addition, we could suffer serious harm to our reputation if allegations of impropriety were made against us, even if the allegations were not true.

If we were suspended or debarred from contracting with the U.S. Government generally, or any specific agency, if our reputation or relationship with U.S. Government agencies were impaired, or if the government otherwise ceased doing business with us or significantly decreased the amount of business it does with us, our revenue and operating results would be materially harmed.

We may be liable for penalties under a variety of federal procurement rules and regulations, and changes in such rules and regulations could adversely impact our revenues, operating expenses and profitability.

Parts of our business must comply with and are affected by government regulations that impact our operating costs and profit margins, as well as our internal organization and operation. The most significant regulations are:

•	the U.S. Federal Acquisition Regulations, which comprehensively regulate the formation, administration and performance of government contracts, including our General Services Administration, or GSA, contract;

•	the U.S. Truth in Negotiations Act; and

•	the U.S. Cost Accounting Standards.

These regulations affect how we and our customers do business and, in some instances, impose added costs. Any failure to comply with applicable laws or any changes in applicable laws could result in contract termination, price reduction, customer reimbursement, contract suspension or debarment from contracting with the U.S. government. Any of these results could adversely affect our financial performance.

The recent termination in Motorola’s provision of certain encryption component to us could harm our business and operations.

Through 2004, Motorola supplied a proprietary DES-XL analog encryption module that we used in certain of our digital radio sales requiring such encryption. Motorola has indicated that it will no longer provide such encryption module to our private wireless communications segment. Approximately 35% and 20% of our wireless communications sales in 2003 and 2004, respectively, included radios containing this module. Although we believe we have the right and the technical ability to emulate this encryption in a software application, Motorola disputes our conclusion in this matter. If this matter is not satisfactorily resolved, we will not be able to sell subscriber units to customers requiring DES-XL encryption capability. Since Motorola ceased to provide DES-XL modules, we have been successfully selling products to customers that initially request DES-XL encryption capability. Although we believe that future sales opportunities as well as the demand for replacement units requiring this proprietary encryption module may not be material through 2005 and beyond because this encryption should be near end-of-life, our operations may be adversely affected to the extent that our assumption is wrong regarding such sales opportunities and demand for replacement units.

If we are unable to protect our intellectual property adequately or license technology from third parties, we could lose our competitive advantage.

Our ability to compete effectively against competing technologies will depend, in part, on our ability to protect our current and future proprietary technology, product designs and manufacturing processes through a combination of patent, copyright, trademark, trade secret and unfair competition laws. Although we assess the advisability of patenting any technological development, we have historically relied on copyright and trade secret law, as well as employee and third-party non-disclosure agreements, to protect our proprietary intellectual property and rights. The protection afforded by such means may not be as complete as patent protection. In addition, the laws of some countries do not protect trade secrets. In the event that our proprietary rights prove inadequate to protect our intellectual property, our competitors may:

•	independently develop substantially equivalent proprietary information, products and techniques;

•	otherwise gain access to our proprietary information; or

•	design around our patents or other intellectual property.

In addition, much of our business and many of our products rely on key technologies developed by third parties, and we may not be able to obtain or renew licenses or technologies from these third parties on reasonable terms or at all. In addition, when we do not control the prosecution, maintenance and enforcement of certain important intellectual property, such as a technology licensed to us, the protection of the intellectual property rights may not be in our hands. If the entity that controls the intellectual property rights does not adequately protect those rights, our rights may be impaired which, may impact our ability to develop, market and commercialize the related products.

If we are subject to litigation and infringement claims, they could be costly and disrupt our business.

In recent years, there has been significant litigation involving patents and other intellectual property rights in many technology-related industries. There may be patents or patent applications in the United States or other countries that are pertinent to our business of which we are not aware. The technology that we incorporate into and use to develop and manufacture our products may be subject to claims that they infringe the patents or proprietary rights of others. The success of our technology efforts will also depend on our ability to develop new technologies without infringing or misappropriating the proprietary rights of others.

We have received in the past, and may receive in the future, notices from third parties alleging patent, trademark or copyright infringement, claims regarding trade secrets or contract claims. Receipt of these notices could result in significant costs as a result of the diversion of the attention of management from our technology efforts. If a successful claim were brought against us, we may be required to license the intellectual property right from the claimant or to spend time and money to design around or avoid the intellectual property. Any such license may not be available at reasonable terms, or at all.

We may, however, be involved in future lawsuits, arbitrations or other legal proceedings alleging patent infringement or other intellectual property rights violations. In addition, litigation, arbitration or other legal proceedings may be necessary to:

•	assert claims of infringement or misappropriation of or otherwise enforce our intellectual property rights;

•	protect our trade secrets or know-how; or

•	determine the enforceability, scope and validity of our intellectual property rights or those of others.

We may be unsuccessful in defending or pursuing these lawsuits or claims. Regardless of the outcome, litigation can be very costly and can divert management’s efforts. An adverse determination may subject us to significant liabilities or require us to seek licenses to other parties’ intellectual property rights. We may also be restricted or prevented from developing, manufacturing, marketing or selling a product or service that we develop. Further, we may not be able to obtain any necessary licenses on acceptable terms, if at all.

In addition, we may have to participate in proceedings before the United States Patent and Trademark office, or before foreign patent and trademark offices, with respect to our patents, patent applications, trademarks or trademark applications or those of others. These actions may result in substantial costs to us as well as a diversion of management attention. Furthermore, these actions could place our patents, trademarks and other intellectual property rights at risk and could result in the loss of patent, trademark or other intellectual property rights protection for the products and services on which our business strategy depends.

Our sales to foreign customers are subject to various export regulations, and the inability to obtain, or the delay in obtaining, any required export approvals would harm revenues.

Our sales to foreign customers are subject to export regulations. Sales of many of our encryption products require clearance and export licenses from the U.S. Department of Commerce under these regulations. We cannot assure that such approvals will be available to us or our products in the future in a timely manner, or at all, or that the federal government will not revise its export policies or the list of products and countries for which export approval is required. In addition, the Department of Commerce or State may prevent us from selling products to any of our distributors, customers or end-users at any time. Our inability to obtain, or a delay in obtaining, required export approvals would harm our international sales. In addition, foreign companies not subject to United States export restrictions may have a competitive advantage in the international market. We cannot predict the impact of these factors on the international market for our products.

Compliance with changing regulation of corporate governance and public disclosure may result in additional expenses. In addition, if we fail to maintain an effective system of internal controls over our financial reporting, we may not be able to accurately report our financial results or prevent fraud. As a result, our stockholders could lose confidence in our financial reporting, which could harm our business and the trading price of our common stock.

Changing laws, regulations and standards relating to corporate governance and public disclosure, including the Sarbanes-Oxley Act of 2002, new SEC regulations and the Nasdaq National Market rules, are creating new compliance requirements for companies such as ours. While we are committed to maintaining high standards of corporate governance and public disclosure, our efforts to comply with evolving laws, regulations and standards have resulted in, and are likely to continue to result in, increased general and administrative expenses and a diversion of management time and attention from revenue-generating activities to compliance activities.

For example, Section 404 of the Sarbanes-Oxley Act requires us to evaluate and report on our internal control over financial reporting and have our independent auditors annually attest to our evaluation, as well as issue their own opinion on our internal controls over financial reporting, which commenced with our Annual Report on Form 10-K for the fiscal year ended December 31, 2004. We may not be able to effectively and timely implement necessary control changes and employee training to ensure continued compliance with the increased regulatory compliance and reporting requirements. If our independent registered public accounting firm were not able to certify as to the adequacy of the internal control over financial reporting, the financial markets could lose confidence in the reliability of our financial statements. Our rapid growth and the move of our private wireless communications segment from Waseca, Minnesota to Irving, Texas and the outsourcing of our manufacturing present increasing challenges to maintain the internal control and disclosure control standards applicable to public companies.

In addition, if we fail to maintain effective controls and procedures, we may not be able to provide the required financial information in a timely and reliable manner or otherwise comply with the standards applicable to a public company. Any failure to timely provide the required financial information could materially and adversely impact our business, our financial condition and the market value of our securities.

Litigation may have an adverse impact on our financial results.

The nature of our business exposes us to the potential of litigation from customers and third parties. From time to time we are involved in lawsuits resulting from current and past operations or products. Examples of litigation in connection with past products include allegations of injury arising from alleged non-performance and malfunctioning of EFJohnson manufactured radios. The outcome of these lawsuits may result in damages and awards which could have a material impact on our profitability, our business operations or financial condition.

Failure to comply with financial covenants in our credit facility could result in termination of the credit facility, which would severely strain our liquidity position.

In 2004, we amended our revolving credit facility with Bank of America, which expires on September 30, 2007. The credit facility has certain financial covenants with which we were in compliance as of March 31, 2005. However, there can be no assurance that we will remain in compliance with all of these financial covenants. Without the benefit of a revolving credit facility, a substantial decline in revenues or gross margins or a material increase in costs or expenses could severely strain our liquidity position. Further, without a revolving credit facility, our ability to grow, either internally or through acquisition, would be severely restricted.

Our failure to comply with, or changes in, governmental regulation could adversely affect our business and operations.

Our private wireless communications and secured communications products, and the spectrum within which these products are used, are subject to regulation by domestic and foreign laws and international treaties, as are our customers. In particular, our wireless radio products are regulated by the Federal Communications Commission, or the FCC. We believe we are in compliance with all material regulations governing our products and operations. However, the regulatory environment is uncertain. Changes in the regulatory structure, laws or regulations, or in the use or allocation of spectrum, could adversely affect us and/or our customers. Such changes could make our existing or planned products obsolete or not sellable in one or more markets, which could have a material adverse effect on us. Further, our failure to comply in the future with applicable regulations could result in penalties on us, such as fines, operational restrictions, or a temporary or permanent closure of our facilities.

If we do not effectively manage the anticipated global transition from analog to digital products, our secured communications revenues would be adversely affected.

The wireless radio markets are gradually migrating from analog to digital equipment. This migration is primarily due to bandwidth capacity constraints, availability of additional features, and digital transmissions being more secure than analog transmissions. However, if, for whatever economic or geopolitical reasons, this transition accelerates, we may not be in a position to effectively respond to the change from a market and product position. Accordingly, such an occurrence would adversely affect our operations as a result of the unexpected decrease in demand for our add-on security devices.

Our inability to secure satisfactory bonding arrangements would adversely affect revenues.

In the normal course of our business activities, we are required under a contract with various government authorities to provide letters of credit and bonds that may be drawn upon if we fail to perform under our contracts. A number of factors can limit the availability of such bonds, including a company’s financial condition and operating results, a company’s record for completing similar systems contracts in the past and the extent to which a company has bonds in place for other projects. Bonds, which expire on various dates, totaled $5.3 million at March 31, 2005, and, as of such date, no bonds have been drawn upon. However, if a customer for a systems contract declares an event of default under the outstanding bond related to the system contract, the issuer of our bonds could reduce the maximum amount of bond coverage available to us, or impose additional restrictions with respect to the issuance of bonds on behalf of us. Our inability to secure bonding arrangements when needed would adversely affect our ability to be awarded new systems installation contracts, which would adversely affect our revenues.

Our business and operating results will be harmed if we are unable to manage our business growth.

Our business has experienced periods of rapid growth that have placed, and will continue to place, significant demands on our managerial, operational and financial resources. In order to manage this growth, we must continue to improve and expand our management, operational and financial systems and controls, including the continued training of our employees. We must carefully manage research and development capabilities and production and inventory levels to meet product demand, new product introductions and product and technology transitions. We may not be able to timely and effectively meet that demand and maintain the quality standards required by our existing and potential customers. If we do not effectively manage our growth or are unsuccessful in recruiting and retaining personnel, our business and operating results will be harmed.

The nature of our business and industry make forecasting difficult.

Current economic and market conditions have limited our ability to forecast our sales volume and product mix, making it difficult to provide estimates of revenue and operating results. We continue to have limited visibility into the capital spending plans of our current and prospective customers. Fluctuations in our revenue can lead to even greater fluctuations in operating results. Our planned expense levels depend, in part, on revenue expectations. Our planned expenses include significant investments in research and development necessary to develop products to be sold to current and prospective customers, even though we are unsure of the volume, duration, or timing of any purchase orders. Accordingly, it is difficult to forecast revenue and operating results. If our revenue or operating results are below investor and market analyst expectations, it could cause a decline in the price of our common stock.

We may pursue strategic acquisitions that could result in significant charges or management disruption and fail to enhance stockholder value.

A key part of our strategy is to selectively pursue acquisitions. If we do identify an appropriate acquisition candidate, we may not be able to successfully negotiate the terms of the acquisition. We may use all or a substantial portion of our proceeds from this offering on one or more acquisitions, although we currently have no commitments or agreements and are not involved in any negotiations with respect to any specific acquisitions. In addition, in connection with an acquisition, we may incur significant amortization expenses related to intangible assets. We also may incur significant write-offs of goodwill associated with companies, businesses or technologies that we acquire.

Acquisitions and strategic investments may involve a number of other risks, including:

•	difficulties in integrating the operations, technologies, and products of the acquired companies;

•	diversion of management’s attention from our existing business;

•	potential difficulties in completing the acquired company’s projects; and

•	the potential loss of the acquired company’s key employees.

We cannot be assured that our future strategic investment decisions will generate adequate financial returns or that such decisions will not ultimately result in losses and a material drain on our cash resources.

Business, political, regulatory, or economic changes in foreign countries in which we market our products or services could adversely affect our revenues.

Although all of our sales are denominated in U.S. dollars, fluctuations in the value of international currencies relative to the U.S. dollar may affect the price, competitiveness, economic attractiveness, and, ultimately, profitability of our products sold in international markets. Furthermore, the uncertainty of monetary exchange values has caused, and may in the future cause, some foreign customers to delay new orders or delay payment for existing orders. Additionally, troubled economic conditions, in regions and nations to which we presently market, could result in lower revenues for us.

In 2002, 2003 and 2004, international sales constituted approximately 15%, 13% and 20% of revenues, respectively, most of which involve our higher margin secured communications products. While most of the international sales are supported by irrevocable letters of credit or cash in advance, and thereby pose little credit risk, our international business could be adversely affected by a variety of factors presenting increased risks to profitability. These factors include:

•	unexpected changes in regulatory requirements;

•	tariffs and other trade barriers;

•	political and economic instability in foreign markets;

•	difficulties in establishing foreign distribution channels;

•	longer payment cycles and/or uncertainty in the collection of accounts receivable;

•	increased costs associated with maintaining international marketing efforts;

•	cultural differences in the conduct of business;

•	natural disasters or acts or terrorism;

•	difficulties in protecting intellectual property; and

•	susceptibility to orders being cancelled as a result of foreign currency fluctuations (since all our quotations and invoices are denominated in U.S. dollars).

Unforeseen environmental costs could adversely impact our profitability.

We are subject to various federal, state and local environmental statutes, ordinances and regulations relating to the use, storage, handling and disposal of certain toxic, volatile or otherwise hazardous substances and wastes used or generated in the manufacturing and assembly of our products. Under these laws, we may become liable for the costs of removal or remediation of certain hazardous substances or wastes that have been or are being released at our facilities, or have been or are being disposed of offsite as wastes. Such laws may impose liability without regard as to whether we knew of, or caused, the release of such hazardous substances or wastes.

We cannot assure that any environmental assessments we have undertaken with respect to our facilities have revealed all potential environmental liabilities, that any prior owner or operator of our properties did not create any material environmental condition not known to us, or that an environmental condition that could result in penalties, expenses, or liability to us does not exist in any one or more of our facilities. In addition, the amount of hazardous substances or wastes produced or generated by us may increase in the future depending on changes in our operations. Any failure by us to comply with present or future environmental laws could subject us to the imposition of substantial fines, suspension of production, alteration of manufacturing processes or cessation of operations. Compliance with such environmental laws could require us to acquire expensive remediation equipment or to incur substantial expenses. Furthermore, the presence of hazardous substances on a property or at certain offsite locations could result in us incurring substantial liabilities as a result of a claim by a private third-party for personal injury or a claim by an adjacent property owner for property damage. The imposition of any of the foregoing liabilities could materially adversely affect us.

Unauthorized access to the communications networks that are part of the systems that we install could adversely affect our ability to effectively market our solutions.

We have invested ourselves in developing wireless radio communications systems that provide for the interconnection between fixed stations to be accomplished over digital packet based networks using internet-type protocols, including VoIP. While unauthorized access to the network would be unlikely, a security breach of the communications systems that we market and install, especially one that was facilitated by our use of VoIP as a means of transmitting voice communications, may have a material adverse effect on our business.

If radio frequency emissions pose safety risks, we may be subject to new regulations, and demand for our products and licensees may decrease.

Concerns over the effects of radio frequency emissions, even if unfounded, may have the effect of discouraging the use of wireless communication devices, which could decrease demand for our products. In recent years, the FCC, and foreign regulatory agencies have updated the guidelines and methods they use for evaluating radio frequency emissions from radio equipment. In addition, the FCC investigates claims that private wireless communications technologies pose health concerns and cause interference with airbags, hearing aids and medical devices. Any legislation that may be adopted in response to these expressions of concern could reduce demand for our products and those of our licensees and customers in the United States as well as foreign countries.

Risks Related to Our Industry

If the current Project 25 standard is supplanted by some other recommended protocol or is otherwise not supported or mandated by the federal, state and local government agencies, it would adversely affect our operations, cash flows and financial condition.

In 1995, APCO promulgated a new recommended standard known as Project 25. Our private wireless communications marketing and research and development efforts are substantially focused on Project 25 standard compliant equipment. We believe that sales of our Project 25 digital wireless radio products have been, and will continue in the foreseeable future to be, substantially dependent upon Motorola’s dominant position as a market leader in the Project 25 marketplace. Motorola is the largest manufacturer of Project 25 compliant wireless radio products and has been the principal public supporter of the Project 25 digital transmission standard for the wireless radio market. If Motorola does not continue to support the standard, or if the Project 25 standard is otherwise abandoned by industry and the government public safety and public service users, it would adversely affect our operations, cash flows and financial condition. Further, if the industry materially accelerates its movement towards Phase II, the next generation of APCO Project 25 standard, to the degree that our development efforts cannot keep pace with Phase II compliant equipment, it would have a material adverse effect on our financial results.

Our sales are substantially concentrated in public sector markets that inherently possess additional risks that could harm revenues and gross margins.

A significant portion of our revenue is derived from sales to federal, state, and local governments, both directly or through system integrators and other resellers. Sales to these government entities present risks in addition to those involved in sales to commercial customers, including potential disruptions due to appropriation and spending patterns, changes in government personnel, political factors and the government’s reservation of the right to cancel contracts for its convenience. The bidding cycle for a request for proposal, or RFP, and contract award stage can take six months to two years before a contract is awarded and the government customers funding process for these systems can delay the bidding cycle as well. We expect that sales to government entities will increasingly be subject to competitive bidding requirements. This intensified competition can be expected to result in lower prices, longer sales cycles and lower margins. Further, our sales to these domestic public safety and public service entities can be substantially attributed to Project 25 interoperability mandates and Homeland Security initiatives. Changes in governmental budget priorities could result in decreased opportunities for us to sell into this market segment.

We face competitive pressures that could adversely affect revenues, gross margins and profitability.

The private wireless communications and secured communications equipment industries, and the wireless radio market segment in particular, are highly competitive. Motorola and M/A-Com hold dominant and entrenched market positions in the domestic public safety and service market for wireless communication products. In addition, these competitors have financial, technical, marketing, sales, manufacturing, distribution and other resources substantially greater than our resources. Finally, these competitors have established trade names, trademarks, patents and other intellectual property rights and substantial technological capabilities. These advantages allow such competitors to:

•	respond more quickly to new or emerging technologies;

•	manage more extensive research and development programs;

•	undertake more far-reaching marketing campaigns;

•	engage in more aggressive merger and acquisition strategies; and

•	adopt more aggressive pricing policies.

In addition, other wireless communication technologies, including cellular telephone, paging, SMR, satellite communications and PCS currently compete and are expected to compete in the future with certain of our stand-alone products. Some have already announced or are expected to announce the availability of Project 25 compliant products or digital land mobile radios as part of their product offering. Accordingly, we cannot make any assurances that we will be able to continue to compete effectively in the private wireless communications and secured communications equipment market, that competition will not intensify, or that future competition from existing or from new competitors will not have a material adverse effect on our revenues, gross margins or profitability.

Our future success will depend upon our ability and the resources available to respond to the rapidly evolving technology and customer requirements in the markets in which we operate.

The private wireless communications and secured communications markets in which we compete are rapidly evolving as a result of changing technology, industry standards and customer requirements. Our ability to compete effectively will depend upon our ability to anticipate and react to these changes in a timely manner. We may not have adequate capital or human resources to respond to these changes.

Technological developments in the digital wireless radio industry include the use of digital trunking, digital simulcast and digital voting technologies. These technologies have led a number of manufacturers to change the architectures and methodologies used in designing, developing and implementing large wireless radio systems. In order for us to develop and integrate these new technologies into our products, we have made a substantial investment in fixed assets and human resources. However, there can be no assurance that such resources will be readily available to us in the future.

Our failure to incorporate these technologies into our wireless radio products could, place our wireless radio products at a competitive disadvantage. This situation could possibly make our hand-held and mobile wireless radios incompatible with systems developed by other manufacturers, which would have a material adverse effect on us.

Our operating results historically fluctuate from period to period.

Our operating results may fluctuate from period to period due to a number of factors including:

•	timing of customer orders;

•	timing of the introduction of new products;

•	timing and mix of product sales;

•	seasonality of the product sales;

•	general economic conditions, both in the United States and overseas;

•	specific economic conditions in the private wireless communications and secured communications industries; and

•	variable accounting treatment required for certain of our repriced stock options.

These factors make it difficult to use our quarterly results as a predictor of future operations. Historically, more than half of each quarter’s revenues result from orders booked and shipped during the third month of a quarter, and disproportionately in the latter half of that month. These factors make revenue forecasting inherently uncertain. Because we plan our operating expenses, many of which are relatively fixed in the short term, on expected revenue, a relatively small revenue shortfall may cause a period’s results to be substantially below expectations. Such a revenue shortfall could arise from any number of factors, including lower than expected demand, supply constraints, transit interruptions, overall economic conditions, or natural disasters.

Risks Related to This Offering

Our stock price has been volatile.

Our common stock has been listed on the Nasdaq National Market since February 19, 2004. The trading price of our common stock has been and may continue to be volatile. The closing sale prices of our common stock, as reported by the Nasdaq National Market, have ranged from $4.30 to $9.89 since February 19, 2004. The stock market in general, and the stock prices of technology-based and private wireless communications companies in particular, have experienced volatility that often has been unrelated to the operating performance of any specific public company. The market price of our common stock has fluctuated in the past and is likely to fluctuate in the future as well.

We will have broad discretion over the use of proceeds from this offering.

We intend to use the net proceeds from this offering for working capital and general corporate purposes, including possible strategic acquisitions that we determine to pursue in the future. Accordingly, we will have broad discretion with respect to the use of these funds and the determination of the timing of expenditures.

Provisions in our charter documents could make a merger, tender offer or proxy contest difficult.

Our certificate of incorporation and bylaws may discourage, delay or prevent a change in control of our company that stockholders may consider favorable. In addition, provisions in our certificate of incorporation and bylaws and in the Delaware corporate law may make it difficult for stockholders to change the composition of our board of directors in any one year and thus may make it difficult to change the composition of our management. For example, our certificate of incorporation and bylaws authorize the issuance of up to 3,000,000 shares of blank check preferred stock, with dividend, liquidation, conversion, voting or other rights superior to those stockholders of our common stock, that could be issued by our board of directors to thwart a takeover attempt and stagger our board of directors, making it more difficult to elect a majority of the directors on our board and preventing our directors from being removed without cause.

In addition, Section 203 of the General Corporation Law of the State of Delaware may discourage, delay or prevent a change in control by prohibiting us from engaging in a business combination with an interested stockholder for a period of three years after the person becomes an interested stockholder.

You will experience immediate and substantial dilution as a result of this offering.

The offering price of our common stock offered hereby is substantially higher than the book value per share of our common stock. As a result, you will suffer immediate and substantial dilution in the net tangible book value of our common stock you purchase in this offering. Based on an assumed public offering price of $7.70 per share, if you purchase shares of our common stock in this offering, you will suffer immediate and substantial dilution of $3.55 per share in the net tangible book value of our common stock. If the underwriters exercise the over-allotment option, you will experience additional dilution. In addition, as of March 31, 2005, 1,610,291 shares of our common stock were issuable upon the exercise of stock options outstanding as of that date at a weighted average exercise price of approximately $4.70 per share and 235,044 shares of our common stock were reserved for future issuance under our 1996 stock incentive plan. To the extent that any such options are exercised, there will be further dilution to new investors. We also intend to establish a new Omnibus Incentive Compensation Plan, for which we are seeking stockholder approval at our 2005 annual meeting of stockholders to be held on June 10, 2005, under which up to 900,000 shares of our common stock will be issuable.

Because we do not intend to pay dividends, stockholders will benefit from an investment in our common stock only if it appreciates in value.

We have never declared or paid any cash dividends on our common stock. We anticipate that we will retain our earnings to support operations and to finance the growth and development of our business and do not expect to pay cash dividends in the foreseeable future. As a result, the success of an investment in our common stock will depend upon any future appreciation in its value. There is no guarantee that our common stock will appreciate in value or even maintain the price at which stockholders have purchased their shares.

FORWARD-LOOKING STATEMENTS

This prospectus and the documents we incorporate by reference contain forward-looking statements within the meaning of Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934. Statements that are not historical facts (including any statements concerning plans and objectives of management for future operations or economic performance, or assumptions or forecasts related thereto) are forward-looking statements. These statements can be identified by the use of forward-looking terminology including “forecast,” “may,” “believe,” “will,” “expect,” “anticipate,” “estimate,” “continue” or other similar words. These statements discuss future expectations, contain projections of results of operations or of financial condition or state other “forward-looking” information. We and our representatives may from time to time make other oral or written statements that are also forward-looking statements.

These forward-looking statements are made based upon our management’s current plans, expectations, estimates, assumptions and beliefs concerning future events impacting us and therefore involve a number of risks and uncertainties. We caution that forward-looking statements are not guarantees and that actual results could differ materially from those expressed or implied in the forward-looking statements as a result of:

•	the results of our product development efforts;

•	our future financial condition, liquidity and general business prospects;

•	successful market launch of products currently under development;

•	continued domestic government acceptance of the Project 25 standard;

•	our ability to obtain certain technologies from Motorola;

•	our continued ability to be awarded federal government contracts;

•	the success of any strategic acquisitions that we may pursue; and

•	our ability to effectively manage the anticipated global transition from analog to digital products.

Because these forward-looking statements involve risks and uncertainties, actual results could differ materially from those expressed or implied by these forward-looking statements for a number of important reasons, including those discussed under “Risk Factors” beginning on page 6 and elsewhere in this prospectus and the documents we incorporate by reference in this prospectus. We disclaim any obligation or undertaking to disseminate any updates or revisions to any forward-looking statement contained herein to reflect any change in our expectations with regard thereto or any change in events, conditions, or circumstances on which any such statement is based.

USE OF PROCEEDS

We expect to receive net proceeds of $43.5 million from this offering, assuming a public offering price of $7.70, the last reported sale price of our common stock on the Nasdaq National Market on May 25, 2005, and after deducting the estimated underwriting discount and estimated offering expenses payable by us. If the underwriters exercise their over-allotment option in full, we expect our estimated net proceeds will be approximately $50.0 million.

We intend to use the net proceeds of this offering for strategic and general corporate purposes, including the expansion of our business development activities and research and development. We may also use the net proceeds of this offering to acquire businesses and other assets that we may determine to pursue in the future. There can be no assurance that we will be able to successfully identify or consummate any such acquisition. We currently have no commitments or agreements and are not involved in any negotiations with respect to any specific acquisition.

We have not yet determined the amount of net proceeds to be used specifically for each of the foregoing purposes. Accordingly, our management will have significant flexibility in applying the net proceeds of this offering. Pending such decisions, we may invest the net proceeds of this offering in interest-bearing investment-grade instruments or bank deposits.

PRICE RANGE OF COMMON STOCK AND DIVIDEND POLICY

Price Range of Common Stock

Our common stock is quoted on the Nasdaq National Market under the symbol “EFJI.” The following table shows the high and low per share sale prices for our common stock as reported on the Nasdaq National Market for the periods indicated.

	Price Range
	High	Low
Fiscal Year Ended December 31, 2003
First Quarter	$2.42	$1.18
Second Quarter	1.98	1.06
Third Quarter	4.24	1.56
Fourth Quarter	6.25	3.40

Fiscal Year Ended December 31, 2004
First Quarter	$7.31	$4.30
Second Quarter	9.24	4.59
Third Quarter	9.31	4.89
Fourth Quarter	9.81	5.51

Fiscal Year Ended December 31, 2005
First Quarter	$9.89	$7.90
Second Quarter (through May 25, 2005)	7.34	8.88

On May 25, 2005, the last sale price of our common stock as reported on the Nasdaq National Market was $7.70 per share. At the close of business on May 25, 2005, there were approximately 2,000 holders of record of our common stock.

Dividend Policy

Since our initial public offering, we have not declared or paid any dividends on our common stock. We presently intend to retain earnings for use in our operations and to finance our business. Any change in our dividend policy is within the discretion of our board of directors and will depend, among other things, on our earnings, debt service and capital requirements, restrictions in financing agreements, if any, business conditions and other factors that our board of directors deems relevant.

We have a revolving credit facility with Bank of America, which facility expires September 30, 2007. The credit facility has certain covenants with which we must comply including the restriction on the declaration or payment of dividends, unless we obtain the prior written consent of Bank of America.

CAPITALIZATION

The following table sets forth our cash and cash equivalents and consolidated capitalization as of March 31, 2005 on an actual basis, and as adjusted to reflect the sale of 6,000,000 shares of our common stock in this offering at an assumed public offering price of $7.70, the last reported sale price of our common stock on the Nasdaq Stock Market on May 25, 2005, and our receipt of the net proceeds therefrom after deducting the estimated underwriting discount and estimated offering expenses payable by us. The as adjusted information in the following table assumes that the underwriters’ over-allotment option is not exercised. If the over-allotment options is exercised in full, we will issue an sell and additional 900,000 shares of our common stock.

You should read this table together with “Selected Consolidated Financial Data,” “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and the other financial data included elsewhere in this prospectus and the documents incorporated by reference in this prospectus, including our consolidated financial statements and the related notes thereto.

	As of March 31, 2005
	Actual	As Adjusted
	(In thousands)
Cash and cash equivalents	$15,524	$58,987

Long-term debt:
Capitalized lease obligations	$48	$48

Stockholders’ equity:
Preferred stock ($.01 par value; 3,000,000 shares authorized; none issued)	$-	$-
Common stock ($.01 par value; 50,000,000 voting shares authorized; 18,434,967 shares issued and outstanding, actual; 24,434,967 shares issued and outstanding, as adjusted)	184	244
Additional paid-in capital	103,198	146,601
Accumulated deficit	(45,414)	(45,414)

Total stockholders’ equity	57,968	101,431

Total capitalization	$58,016	$101,479

The number of shares of our common stock to be outstanding as shown in the actual and as-adjusted columns above is based on 18,434,967 shares of our common stock outstanding as of March 31, 2005 and excludes:

•	1,610,291 shares of our common stock issuable upon the exercise of stock options outstanding as of that date at a weighted average exercise price of approximately $4.70;

•	300,000 shares of our common stock reserved for future issuances under two executive employment agreements; and

•	235,044 shares of our common stock reserved for future issuance under our 1996 stock incentive plan.

SELECTED CONSOLIDATED FINANCIAL DATA

(In thousands, except per share data)

The following table presents selected consolidated financial data for the periods, and as of the dates, indicated. You should read this information in conjunction with “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and the other financial data included elsewhere in this prospectus and the documents incorporated by reference in this prospectus, including our financial statements and the related notes thereto. Our selected consolidated statement of operations data for each of the years ended December 31, 2002, 2003 and 2004 and our selected consolidated balance sheet data as of December 31, 2003 and 2004 have been derived from our audited consolidated financial statements that are incorporated by reference in this prospectus. Our selected consolidated statement of operations data for the quarterly period ended March 31, 2005 and our consolidated balance sheet data as of March 31, 2005 have been derived from our unaudited consolidated financial statements that are incorporated by reference in this prospectus. Our selected consolidated statement of operations data for each of the years ended December 31, 2000 and 2001 and our selected consolidated balance sheet data as of December 31, 2000, 2001 and 2002 have been derived from our audited consolidated financial statements that are not incorporated by reference in this prospectus. Our consolidated statement of operations data for the three months ended March 31, 2004 and 2005 and our consolidated balance sheet data as of March 31, 2005 have been derived from our unaudited consolidated financial statements that are incorporated by reference in this prospectus. The consolidated financial statement data reflects all normal and recurring accruals and adjustments that, in our opinion, are necessary for a fair presentation of the financial position, operating results, and cash flows for the interim periods presented in this report. Historical results are not necessarily indicative of the results to be expected in the future.

	Year Ended December 31,					Three Months Ended March 31,
	2000	2001	2002	2003	2004	2004	2005
						(unaudited)
Consolidated Statement of Operations Data:
Revenues	$42,192	$44,168	$40,787	$56,189	$80,870	$22,244	$24,161
Cost of sales	33,613	26,610	23,216	32,560	42,901	13,686	8,838

Gross profit	8,579	17,558	17,571	23,629	37,969	8,558	15,323

Operating expenses:
Research and development	5,763	4,972	4,573	7,005	11,020	2,576	3,969
Sales and marketing	7,263	5,093	5,920	7,390	10,389	2,246	2,954
General and administrative (1)(2)	10,196	7,332	5,915	10,122	12,499	688	3,206
Restructuring charge (3)	358	-	-	-	-	-	-
Provision for litigation settlement (4)	(924)	-	-	-	-	-	-

Total operating expenses	22,656	17,397	16,408	24,517	33,908	5,510	10,129

Income (loss) from operations	(14,077)	161	1,163	(888)	4,061	3,048	5,194
Interest income, net of interest expense	292	20	43	(151)	(84)	(45)	45
Other income, net of other expenses	775	363	204	31	(19)	(8)	4
Income tax (expense) benefit (5)	(12,376)	-	-	5,000	6,000	-	-

Net income (loss)	$(25,386)	$544	$1,410	$3,992	$9,958	$2,995	$5,243

Net income (loss) per share
Basic	$(1.88)	$0.03	$0.08	$0.23	$0.56	$0.17	$0.29

Diluted	$(1.88)	$0.03	$0.08	$0.21	$0.53	$0.16	$0.28

Weighted average common shares:
Basic	13,511	16,617	17,577	17,577	17,825	17,584	18,313
Diluted	13,511	16,617	18,008	18,684	18,750	19,062	18,771

	As of December 31,					As of March 31,
	2000	2001	2002	2003	2004	2005
						(unaudited)
Consolidated Balance Sheet Data:
Working capital	$16,091	$18,645	$20,652	$24,715	$31,300	$36,173
Total assets	46,994	44,120	45,256	62,269	70,319	70,572
Long-term debt and capitalized lease obligations, net of current portion	19	-	264	426	68	48
Stockholders’ equity	25,770	30,594	32,487	40,406	52,985	57,968

(1)	Includes non-cash compensation expense/(benefits) of $0.5 million in 2002, $3.9 million in 2003 and $2.1 million in 2004, and $(1.1) million and $(0.4) million in the three months ended March 31, 2004 and 2005, respectively, resulting from the variable accounting treatment applied to certain repriced stock options.
(2)	Includes $1.8 million of facility move expenses for the year of 2004. For the three months ended March 31, 2004 and 2005, there were $0 and $0.5 million, respectively, relating to moving our operating facilities.
(3)	Represents charges for reductions in workforce taken in the fourth quarter of 2000.
(4)	Represents a reversal in 2000 of a special provision taken in 1998 for a class action litigation settlement.
(5)	Income tax (expense) benefit amounts result from an increase in the valuation allowance for deferred tax assets in 2000 and a decrease in the valuation allowance in 2003 and 2004. No adjustment to the valuation allowance for deferred tax assets was recorded in 2001 or 2002 or in the three months ended March 31, 2004 and 2005.

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL

CONDITION AND RESULTS OF OPERATIONS

The following discussion and analysis should be read in conjunction with “Selected Consolidated Financial Data” and the other financial data included elsewhere in this prospectus and the documents incorporated by reference in this prospectus, including our consolidated financial statements and the related notes thereto. Portions of this document that are not statements of historical or current fact are forward-looking statements. This discussion contains forward-looking statements that involve risk and uncertainties, such as statements of our plans, objections, expectations and intentions. The cautionary statements made in this prospectus should be read as applying to all related forward-looking statements wherever they appear in this prospectus. Our actual results could differ materially from those anticipated in the forward-looking statements. Factors that could cause our actual results to differ materially from those anticipated include those discussed in “Risk Factors” beginning on page 6 and in “Forward-Looking Statements” on page 18, as well as those discussed elsewhere.

Overview

We design, develop, market and support private wireless communications, including wireless radios and wireless communications infrastructure and systems for digital and analog platforms. In addition, we offer encryption technologies for analog wireless radios. We provide our products and systems to homeland security, defense, public safety and public service and international markets. Customers for our products and systems include federal, state and local governmental entities domestic commercial users, and international entities.

•	Our private wireless communications segment designs, develops, markets and supports secure wireless radios, wireless communications infrastructure and systems. Our wireless radio offerings are primarily digital solutions designed to operate in both conventional analog and newer digital system environments. Our products and systems are based on industry standards designed to enhance interoperability among systems, improve bandwidth efficiency, and integrate voice and data communications.

•	Our secured communications segment designs, develops, markets and supports secured communications products such as highly secure encryption technologies for analog wireless radios. These products are specifically designed to prevent unauthorized access to sensitive voice communications.

The private wireless communications industry provides two-way wireless communications through wireless networks, which include infrastructure components such as base stations, transmitters and receivers, network switches and portable and mobile two-way communication radios. Individual users operate portable hand-held radios and vehicular-mounted radios in the private wireless communications system. Utilizing free licensed RF spectrum, the customer owns and operates the private wireless communications system, which is networked by linking the infrastructure components together. We develop customer solutions, which leverage the customer’s private wireless system and wireless radios with customer specific or enterprise wide applications.

The majority of our revenue in our private wireless communications segment is derived from the sale of wireless radio products. Our federal, state and local governmental agency customers are increasingly demanding interoperable, secured, private wireless communications products and systems. We believe this demand has created significant opportunities for us as we believe we are well positioned to provide these products and systems. As a result, we expect to continue to allocate an increasing share of our on-going research and development expenditures to infrastructure components and system development efforts. We expect to provide our first trunked system in the second quarter of 2005. We anticipate that these infrastructure components and digital systems will begin to generate a material part of our private wireless communications segment revenues in 2006.

Our secured communications segment leverages our leading market position to gain new customers in parts of the world where wireless radio systems remain analog, security needs are high, and the cost to upgrade to a digital secured communications system is usually prohibitive. Our secured communications products are sold as aftermarket add-on components or embedded components for existing analog radios and systems. We have also developed an analog encryption product that uses digital technology in order to obtain higher levels of security and allows for compatibility with our analog encryption product line.

Our private wireless communications products and systems are sold domestically through a direct sales force, dealers and manufacturing representatives. We utilize our dealer network to assist in installing, servicing, selling and distributing our products. Our secured communications sales are primarily achieved through a select group of dealers and distributors.

Much of our business is obtained through submission of formal competitive bids. Our governmental customers generally specify the terms, conditions and form of the contract. Government business is subject to government funding decisions and contract types can vary widely, including fixed-priced, indefinite-delivery/indefinite quantity, or IDIQ, and government-wide acquisition contract with the General Services Administration, or GSA, which requires pre-qualification of vendors and allows government customers to more easily procure our products and systems.

Our product revenue is generated under purchase orders, which are made and generally fulfilled within a 90-day period. As such, we believe that backlog is not a meaningful indicator of our future revenues. Our system revenue is generated under long-term contracts, and is recorded under the percentage-of-completion method.

In 2004, we relocated our private wireless communications operations from Waseca, Minnesota to Irving, Texas to benefit from a larger and more experienced engineering and marketing community, and to increase synergistic opportunities with other local technology providers. Concurrent with this move, we began to outsource the manufacturing of our products and systems.

Factors Affecting Our Business

Our revenue has increased significantly over the past two years at a compounded annual growth rate of 40.8%. This growth was a result of our efforts to expand both our private wireless communications and secured communications segments. Our private wireless communications revenues are generally growing due to the industry conversion from analog to digital technology with the adoption of the Project 25 standards by the government markets. Our secured communications revenues grew due to increased international demand driven in part by the conflicts in the Middle East.

Fluctuations and Seasonality of Results. Due to the timing of orders, our results are impacted both by seasonality and by fluctuations from quarter to quarter. In our wireless communications segment, we experience seasonality in our results in a large part due to governmental customer spending patterns that are influenced by government fiscal year-end budgets and appropriations. The impact of this is primarily realized in the fourth quarter, which is consistently our strongest quarter. We are also impacted by a reasonably short sales cycle and the aftermarket nature of our secured communications business that can cause significant variations from quarter to quarter. Recently, we have experienced greater fluctuations in our first and fourth quarters at the expense of our second and third quarters.

Gross Margins. There are a number of factors that have and will impact our gross margins. These include:

•	Revenue Mix. We have historically generated higher gross margins from our secured communications products. The mix of revenues between out private wireless communications and secured communications segments can cause our gross margins to vary significantly from period to period.

•	Outsourcing. During 2004, we made the decision to design our own RF module and outsource manufacturing of our products and systems. These activities have negatively impacted our gross margins for the first half of 2005; however, we believe that they will have a positive impact beginning in the second half of 2005.

•	Facility Move. During 2004, we began moving our operations in Waseca, Minnesota to Irving, Texas. We completed the move during the first quarter of 2005. The move involved periods of planned duplicative operations and inefficiencies in the manufacturing of some of our wireless communications products.

Research and Development. With the adoption of the Project 25 standard, the need for digital product technology for government customers has increased. As such, we concentrate our research and development efforts on digital technology for our growing private wireless communications segment. We are significantly increasing our investment in research and development in absolute terms. We will continue to develop products in 2005 that include feature enhancements and additions to our line of digital radios and which comply with the Project 25 standard. Current developments include the addition of lower-cost wireless radios, as well as Project 25 trunking infrastructure equipment. In addition, we have applied standard Internet Protocol switching techniques for connecting wireless sites, utilizing VoIP technology.

Additional Non-cash Compensation in 2005 Due to Stock Option Repricing. In 2000 and 2001, we repriced 1,186,000 of our stock options, as such they are subject to variable accounting treatment. As of March 31, 2005, approximately 200,000 of the 1,186,000 repriced stock options were still outstanding. Our non-cash compensation expense from these repriced stock options was $0.5 million, $3.9 million, and $2.1 million in 2002, 2003, and 2004, respectively.

Description of Operating Accounts

Revenues. Revenues consist of product sales and services, net of returns and allowances, and system sales revenues recognized under the percentage of completion method.

Cost of Sales. Cost of sales includes costs of components and materials, labor, depreciation and overhead costs associated with the production of our products, as well as shipping, royalty, inventory reserves, warranty product costs and incurred cost under sales contracts.

Gross Profit. Gross profit is net revenues less the cost of sales and is affected by a number of factors, including competitive pricing, product mix, business segment mix and cost of products and services.

Research and Development. Research and development expenses consist primarily of costs associated with research and development personnel, materials, and the depreciation of research and development equipment and facilities. We expense all research and development costs as they are incurred.

Sales and Marketing. Sales and marketing expenses consist primarily of salaries and related costs of sales personnel, including sales commissions and travel expenses, as well as costs of advertising, public relations and trade show participation.

General and Administrative. General and administrative expenses consist primarily of salaries and other expenses associated with our management, accounting, and finance and administrative functions. This expense also includes the impact of the variable accounting treatment of repriced stock options and costs related to our operating facilities move which was substantially completed in 2004.

Net Interest Income or Expense. Net interest income (expense) consists of interest income earned on cash and invested funds, net of interest expense related to amounts payable on its term and installment loans and a bank line of credit.

Provision for Income Taxes. Provision (benefit) for income taxes includes the increase or decrease in the valuation reserve that is based upon management’s conclusions regarding, among other considerations, our historical operating results and forecasted future earnings over a five year period, our current and expected customer base projections, and technological and competitive factors impacting our current products. Current financial accounting standards require that organizations analyze all positive and negative evidence relating to deferred tax asset realization, which would include our historical accuracy in forecasting future earnings, as well as our history of losses prior to 2001. Should factors underlying management’s estimates change, future adjustments, either positive or negative, to our valuation allowance may be necessary. Our tax asset is principally composed of net tax benefits associated with net operating loss carryforwards, or NOLs.

Critical Accounting Policies

The preparation of our consolidated financial statements in conformity with generally accepted accounting principles, or GAAP, requires management to make judgments, estimates and assumptions in certain circumstances that affect the amounts reported in the consolidated financial statements and related footnotes. We regularly evaluate the accounting policies and estimates used to prepare our financial statements. Estimates are used for, but not limited to, the accounting for allowance for doubtful accounts and sales returns, application of the percentage of completion accounting for long-term contract revenues, inventory reserves, valuation allowance for deferred income tax assets, and contingencies. These estimates are based on historical experience and various assumptions that we believe to be reasonable under the particular applicable facts and circumstances. Actual results could differ from those estimates.

We consider our critical accounting policies to be those that involve significant judgments and uncertainties, require estimates that are more difficult for management to determine and have the potential to result in materially different outcomes under varying assumptions and conditions. The application of GAAP requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying results. Listed below are those policies we believe are critical and require the use of complex judgment in their application.

Revenue

Our revenue recognition policy is in accordance with the criteria set forth in Staff Accounting Bulletins 101 and 104 and Statement of Position 81-1, as applicable, to our sale transactions. Product revenues are recognized when the earnings process is complete, less an estimate for an allowance for returns, if applicable, if collection is reasonably assured. The earnings process is generally complete when the product is shipped, or received by the customer, depending upon whether the title to the goods, as well as the risks and benefits of ownership, are transferred to the customer at point of shipment or point of delivery. For sales where collection is not reasonably assured, we recognize revenue as cash is received. If collection is contingent on a future event, we recognize revenue when the contingency lapses, generally upon cash collection.

System sales under long-term contracts are accounted for under the percentage-of-completion method. Under this method, revenues are recognized as work on a contract progresses. The recognized revenue is that percentage of estimated total revenue that incurred costs to date bear to estimated total costs to complete the contract. Revisions in cost and profit estimates are made when conditions requiring such revisions become known. Anticipated losses on contracts are recognized in operations as soon as such losses are determined to be probable and reasonably estimable.

Deferred revenue includes unearned services provided under systems maintenance contracts. We recognize the fees based upon a straight-line method over the life of the contract.

Inventory

Inventory is recorded at the lower of cost or market with cost determined by the first-in, first-out, or FIFO, method. We periodically assess our inventory for potential obsolescence and lower-of-cost-or-market issues. We make estimates of inventory obsolescence, providing reserves when necessary, based on, among other factors, demand for inventory based on backlog, product pricing, the ability to liquidate or sell older inventory, and the impact of introducing new products. Charges associated with providing for inventory obsolescence, or revisions to related reserves, have historically correlated with selling activity and have had a consistent impact on our gross margins over the last three fiscal years.

Goodwill and Other Intangibles Assets

In July 2002, the FASB issued SFAS No. 142, Goodwill and other Intangible Assets. SFAS No. 142 requires that goodwill and certain other intangible assets no longer be amortized to earnings, but instead be reviewed for impairment, on at least an annual basis, by applying a fair value-based test. We adopted the provisions of SFAS No. 142 effective January 1, 2002. At least annually, we assess goodwill and tradename, using fair value-based tests, consistent with SFAS No. 142. If the respective carrying amount exceeds the fair value, goodwill and/or tradename are considered to be impaired. In evaluating impairment, we estimate the sum of the expected future cash flows derived from such goodwill and present value implied by estimates of future revenues, costs and expenses, other factors. The estimates use assumptions about our market segment share in the future and about future expenditures by government entities for private wireless communications products. We continually evaluate whether events and circumstances have occurred that indicate the remaining balance of goodwill or tradename may not be recoverable.

Income Taxes

We account for income taxes using the asset and liability method. Deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases. Deferred tax assets and liabilities are measured using current enacted tax rates. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in the results of operations in the period that includes the enactment date. Valuation allowances are provided to the extent that recoverability of tax assets is not considered likely. In determining recoverability of the future tax benefits associated with our deferred tax asset, management takes into account, among other factors, our historical operating results, our current and expected customer base, technological and competitive factors impacting our current products, and management’s estimates of future earnings which are based upon a five-year earnings projection, using information currently available, and discounted for risk. If we fail to achieve revenue growth rates or gross margins assumed in the calculation of the deferred tax asset, we may be required to increase our valuation allowance in the future.

Long-Lived Assets

In accordance with SFAS No. 144, Accounting for the Impairment or Disposal of Long-Lived Assets, we review our long-lived assets, to include intangible assets subject to amortization, for recoverability whenever events or changes in circumstances indicate that the carrying amount of such long-lived asset or group of long-lived assets (collectively referred to as “the asset”) may not be recoverable. Such circumstances include, but are not limited to:

•	a significant decrease in the market price of the asset;

•	a significant change in the extent or manner in which the asset is being used;

•	a significant change in the business climate that could affect the value of the asset;

•	a current period losses combined with projection of continuing loss associated with the use of the asset; and

•	a current expectation that, more likely than not, the asset will be sold or otherwise disposed of before the end of its previously estimated useful life.

We continually evaluate whether events and circumstances have occurred. When such events or circumstances exist, the recoverability of the asset’s carrying value shall be determined by estimating the undiscounted future cash flows (cash inflows less associated cash outflows) that are directly associated with and that are expected to arise as a direct result of the use and eventual disposition of the asset. To date, no such impairment has occurred. To the extent such events or circumstances occur that could affect the recoverability of our long-lived assets, we may incur for impairment charges.

Results of Operations

The following table sets forth certain Consolidated Statement of Operations information as a percentage of revenues during the periods indicated.

	Year Ended December 31,			Three Months Ended March 31,
	2002	2003	2004	2004	2005
Revenues	100.0%	100.0%	100.0%	100.0%	100.0%
Cost of sales	56.9	58.0	53.1	61.5	36.6

Gross profit	43.1	42.0	46.9	38.5	63.4

Operating expenses:
Research and development	11.2	12.4	13.6	11.6	16.4
Sales and marketing	14.5	13.2	12.8	10.1	12.2
General and administrative(1)(2)	14.5	18.0	15.5	3.1	13.3

Total operating expenses	40.2	43.6	41.9	24.8	41.9

Income (loss) from operations	2.9	(1.6)	5.0	13.7	21.5
Interest income (expense), net	0.1	(0.3)	(0.1)	(0.2)	0.2
Other income	0.5	0.1	-	-	-
Income tax benefit	-	8.9	7.4	-	-

Net income	3.5%	7.1%	12.3%	13.5%	21.7%

(1)	Includes non-cash compensation expense of 1.2%, 7.0% and 2.6%, in 2002, 2003 and 2004, respectively, and 4.9% and 1.6% in the three months ended March 31, 2004 and 2005, respectively.
(2)	Includes facility move costs of 2.3% in 2004, and 0% and 2.1% for the three months ended March 31, 2004 and March 31, 2005, respectively.

Comparison of the Three Months Ended March 31, 2005 and 2004

Revenues. Our revenues increased $1.9 million, or 9%, to $24.1 million for the three months ended March 2005 from $22.2 million for the three months ended March 31, 2004. During the first quarter of 2005, the private wireless communications segment revenues comprised $10.2 million, or 42%, of total revenues, and the secured communications segment revenues comprised $13.9 million, or 58%, of total revenues.

Private wireless communications revenues decreased $9.6 million, or 48%, to $10.2 million in the first three months of 2005 from $19.8 million in the same period in 2004. This decrease was the result of decreased sales to the federal government, $5.7 million in the first quarter of 2005, as compared to $15.1 million in the same period in 2004. These sales in the first quarter of 2004 were exceptionally higher because of unusual timing of orders. In comparison, private wireless communications revenues were $7.1 million and $8.3 million in the first quarters of 2003 and 2002, respectively.

Secured communications revenues increased $11.5 million, or 479%, to $13.9 million in the first three months of 2005 from $2.4 million in the same period in 2004. This increase was due to $11.7 million of sales to the Middle East. We would not expect similar sales of this magnitudes to recur in the subsequent quarters of 2005.

Gross Profit. Our gross profit increased $6.7 million, or 80%, to $15.3 million in the first three months of 2005 from $8.6 million for the same period in 2004. Gross margins for the private wireless communications segment were 30% in the first quarter of 2005 and 34% in the same period in 2004. Gross margins for the secured communications segment were 88% in the first quarter of 2005 and 75% in same period in 2004. The lower 2005 margin for the private wireless communications segment substantially resulted from duplicative manufacturing costs as finished products were assembled both in Waseca, Minnesota and at the Texas-based outsource vendor during this period as finished good production was transitioned out of Waseca, Minnesota as of March 31, 2005. The higher 2005 margin for the secured communications segment substantially resulted from economies of scale achieved with higher 2005 volumes. The increase in overall gross margins reflects the fact that higher-margin secured communications sales constituted 58% of total sales for the three months ended March 31, 2005 and 11% for the three months ended March 31, 2004.

Research and Development. Research and development expenses increased $1.4 million, or 54%, to $4.0 million for the three months ended March 31, 2005 from $2.6 million for the same period in 2004. As a percentage of sales, research and development expenses were 16% of revenues in 2005 and 12% of revenues in 2004.

In 2005, our increased research and development expenditures were concentrated on trunked and conventional Project 25 system infrastructure, including repeaters, and base stations, integration of new RF modules into current radios, new digital wireless radios, and our project regarding digital encryption of analog transmissions.

Sales and Marketing. Sales and marketing expenses increased $0.7 million, or 32%, to $2.9 million for the three months ended March 31, 2005 from $2.2 million for the same period in 2004. As a percentage of revenues, sales and marketing expenses were 12% of revenues in 2005 and 10% of revenues in 2004.

General and Administrative. General and administrative expenses increased $2.5 million, or 367%, to $3.2 million for the first quarter of 2005 from $0.7 million for the same period in 2004. General and administrative expenses include amounts for non-cash compensation benefits relating to repriced options of $0.4 million for 2005 and $1.1 million for 2004. In the first quarter of 2005, we incurred $0.5 million in connection with moving both of our operating facilities. No similar expense was incurred in the first quarter of 2004. Excluding non-cash compensation or expenses associated with the facilities move, general and administrative expenses were 13% of revenues in 2005 and 8% of revenues in 2004. In the first quarter of 2005, we incurred expenses of approximately $0.2 million in connection with our compliance with Section 404 of the Sarbanes-Oxley Act. No similar expense was incurred, in the first quarter of 2004.

Net Interest Expense. Net interest income/(expense) increased $90,000, or 200%, to $45,000 for the three months ended March 31, 2005 from $(45,000) in the same period in 2004.

Other Income/Expense, Net. Net other income/(expense) for the first three months of 2005 and 2004, respectively, was $4,000 and $(8,000).

Provision for Income Taxes. We did not record a tax benefit or provision for either of the three month periods ended March 31, 2005 or 2004. For each of these periods, changes in our deferred tax assets were offset by changes in the valuation allowance. The valuation reserve is based upon management’s conclusions regarding, among other considerations, our operating results, our current and expected customer base, technological and competitive factors impacting our current products, and management’s estimates of future earnings based on information currently available.

Net Income. Net income was $5.2 million, an increase of $2.2 million, or 75%, for the three months ended March 31, 2005, as compared to $3.0 million for the same period in 2004. Operating results were positively impacted in both periods by non-cash compensation benefit resulting from variable accounting treatment required for certain of our stock options repriced in the fourth quarter of 2000 and the first quarter of 2001. The amount of this benefit was $0.4 million in the first quarter of 2005 and $1.1 million in the first quarter of 2004. Additionally, in the first quarter of 2005, we incurred $0.5 million in costs related to moving our operations.

Comparison of the Fiscal Years Ended December 31, 2004 and 2003

Revenues. Our revenues increased $24.7 million, or 44%, to $80.9 million for fiscal 2004 from $56.2 million for fiscal 2003. Of the total revenues for 2004, the private wireless communications segment revenues comprised $60.7 million, or 75%, of total revenues; and the secured communications segment revenues comprised $20.2 million, or 25%, of total revenues.

Private wireless communications revenues increased $11.7 million to $60.7 million in 2004 from $49.0 million in 2003. This 24% increase was the result of increased sales to the federal government and to state and local governmental entities, $55.9 million and $45.8 million in 2004 and 2003, respectively. We also experienced increases in our international and commercial market segments: international sales increased to $3.1 million, from $2.0 million; and commercial sales increased to $1.7 million, from $1.2 million. In the aggregate, sales to international and commercial markets continued to decline as a percent of total private wireless communications revenues, to 8% in 2004, as compared to 7% in 2003.

Secured communications revenues increased $13.0 million to $20.2 million in 2004 from $7.2 million in 2003. This represents a 180% increase, the increase primarily due to increased sales to Middle Eastern countries.

Gross Profit. Our gross profit increased $14.4 million, or 61%, to $38.0 million for fiscal 2004 from $23.6 million for fiscal 2003. Gross margins as a percentage of revenues were 47% and 42% in 2004 and 2003, respectively. Gross margins for the private wireless communications segment were 35% in 2004 and 37% in 2003. Gross margins for the secured communications segment were 82% in 2004 and 75% in 2003. The increase in overall gross margins from 2003 to 2004 relates to the higher margin secured communications sales being a larger part of the sales mix in 2004 as compared to 2003, that is, at 25% of total sales versus 13% of total sales in 2003.

Research and Development. Research and development expenses increased $4.0 million, or 57%, to $11.0 million for fiscal 2004 from $7.0 million for fiscal 2003. As a percentage of sales, research and development expenses were 14% of revenues in 2004 and 12% of revenues in 2003.

Sales and Marketing. Sales and marketing expenses increased $3.0 million, or 41%, to $10.4 million for fiscal 2004 from $7.4 million for fiscal 2003. As a percentage of revenues, sales and marketing expenses were 13% of revenues in 2004 and 13% of revenues in 2003.

General and Administrative. General and administrative expenses increased $2.4 million, or 23%, to $12.5 million for fiscal 2004 from $10.1 million for fiscal 2003. General and administrative expenses include amounts for non-cash compensation relating to repriced options of $2.1 million for fiscal 2004 and $3.9 million for fiscal 2003. In 2004, we incurred costs of $1.8 million in connection with moving both of our operating facilities. Excluding non-cash compensation and expenses associated with the facilities move, general and administrative expenses were 11% of revenues in both fiscal 2004 and 2003. In fiscal 2004, we incurred approximately $500,000 in expenses in connection with our compliance with Section 404 of the Sarbanes-Oxley Act.

Net Interest Expense. Net interest expense decreased of $67,000, or 44%, to $84,000 for fiscal 2004 from $151,000 in 2003. Our interest expense in 2004 and 2003 includes approximately $100,000 of amortized loan fees.

Other Income/Expense, Net. Net other income/(expense) for 2004 and 2003, respectively, was $(19,000) and $31,000.

Provision for Income Taxes. Our income tax benefit was $6.0 million and $5.0 million in 2004 and 2003, respectively. As of December 31, 2004, we had $29.0 million in deferred tax assets before valuation allowance of $15.0 million. The valuation reserve is based upon management’s conclusions regarding, among other considerations, our operating results, our current and expected customer base, technological and competitive factors impacting our current products, and management’s estimates of future earnings based on information currently available.

Net Income. We had net income of $10.0 million, an increase of $6.0 million, or 150%, for fiscal 2004 from $4.0 million for fiscal 2003. The amounts in 2004 and 2003 included tax benefits of $6.0 and $5.0 million, respectively. Operating results were adversely affected in each year by non-cash compensation expense resulting from variable accounting treatment required for certain of our stock options repriced in the fourth quarter of 2000 and the first quarter of 2001. In fiscal 2004 and 2003, the amount of this expense was $2.1 million and $3.9 million, respectively. Additionally, in 2004, we incurred $1.8 million in costs related to moving our operating subsidiaries.

Comparison of the Fiscal Years Ended December 31, 2003 and 2002

Revenues. Our revenues increased $15.4 million or 38%, for fiscal 2003, to $56.2 million from $40.8 million for fiscal 2002. Of the total revenues for 2003, the private wireless communications segment revenues comprised $49.0 million, or 87% of total revenues; and the secured communications segment revenues comprised $7.2 million, or 13% of total revenues. The increased sales in 2003 related primarily to sales to the federal government, such sales comprising 60% of our total revenues in 2003 versus 20% in 2002.

Private wireless communications revenues increased $15.2 million to $49.0 million in 2003 from $33.8 million in 2002. This 45% increase was primarily the result of increased sales to the federal government as we continued to focus our efforts on the domestic public safety and public service segment, primarily the federal government user, and decrease its emphasis on the international and commercial market segments.

Secured communications revenues increased $0.2 million to $7.2 million in 2003 from $7.0 million in 2002, an overall increase of 3%.

Gross Profit. Our gross profit increased $6.0 million, or 34%, to $23.6 million for fiscal 2003 from $17.6 million for fiscal 2002. Gross margins as a percentage of revenues were 42% and 43% in 2003 and 2002, respectively. Gross margins for the private wireless communications segment were 37% in 2003 and 37% in 2002. Gross margins for the secured communications segment were 75% in 2003 and 70% in 2002. The relatively small decrease in overall gross margins from 2002 to 2003 relates primarily to the lower margin private wireless communications sales being a larger part of the sales mix in 2003 as compared to 2002, that is, 87% in 2003 versus 83% in 2002.

Research and Development. Research and development expenses increased $2.4 million, or 53%, to $7.0 million for fiscal 2003 from $4.6 million for fiscal 2002. As a percentage of sales, research and development expenses were 12% of revenues in 2003 and 11% of revenues in 2002. During 2002, our research and development costs were substantially focused on our new line of digital radios. In 2003, our research and development efforts were concentrated on enhancements and additions to our line of digital radios that continue to comply with Project 25 standards.

Sales and Marketing. Sales and marketing expenses increased $1.5 million, or 25% to $7.4 million for fiscal 2003 from $5.9 million for fiscal 2002. As a percentage of sales, sales and marketing expenses were 13% in 2003 and 15% in 2002. The higher percentage in 2002, as compared to 2003 was substantially due to unusually higher external commissions to non-employee dealers and representatives incurred on sales at both segments in 2002.

General and Administrative. General and administrative expenses increased $4.2 million, or 71%, to $10.1 million for fiscal 2003 from $5.9 million for fiscal 2002. Much of the differences between the respective years are due to non-cash compensation relating to repriced options issue explained below. General and administrative expenses, adjusted for non-cash compensation expenses relating to repriced options were $6.2 million in 2003 and $5.4 million in 2002. Excluding non-cash compensation expenses, general and administrative expenses were 11% of revenues in 2003 as compared to 13% of revenues in 2002.

Net Interest Income or Expense. Net interest income (expense) increased ($194,000) to $(151,000) for fiscal 2003 from $43,000 in 2002. Our interest expense in 2003 included approximately $100,000 of amortized loan fees.

Other Income/Expense, Net. Net other income/(expense) for 2003 and 2002, respectively, was $31,000 and $204,000. The amount in 2002 included $240,000 of insurance proceeds received in relation to a claim. Excluding this non-recurring event, the amounts recorded in both years are immaterial.

Provision for Income Taxes. Our income tax benefit was $5.0 million in 2003 and zero in 2002. As of December 31, 2003, we had $27.6 million in deferred tax assets before valuation allowance of $19.6 million. The valuation reserve is based upon management’s conclusions regarding, among other considerations, our operating results during 2003 and 2002, our current and expected customer base, technological and competitive factors impacting our current products, and management’s estimates of future earnings based on information currently available.

Net Income. We had net income of $4.0 million, an increase of $2.6 million, or 183%, for fiscal 2003 from $1.4 million for fiscal 2002. The amount in 2003 includes a tax benefit of $5.0 million, no tax benefit or expense, however, was recorded in 2002. Operating results for both years were adversely affected by non-cash compensation expense resulting from variable accounting treatment required for certain of our stock options repriced in the fourth quarter of 2000 and the first quarter of 2001. In fiscal 2003 and 2002, respectively, the amount of this expense was $3.9 million and $0.5 million.

Selected Quarterly Financial Information

The following table sets forth certain of our unaudited financial information in dollars and as a percentage of our revenues for the nine most recently completed fiscal quarters. In our opinion, this information has been prepared on the same basis as our unaudited consolidated financial statements incorporated by reference in this prospectus and includes all adjustments, consisting only of normal recurring adjustments, necessary to present fairly the unaudited results set forth herein. The operating results for any quarter are not necessarily indicative of results for subsequent periods or for the entire fiscal year.

	Quarter Ended
	March 31,	June 30,	Sept. 30,	Dec. 31,	March 31,	June 30,	Sept. 30,	Dec. 31,	March 31,
	2003	2003	2003	2003	2004	2004	2004	2004	2005
	(In thousands, except per share data)
	(unaudited)
Revenues	$9,001	$10,723	$13,089	$23,376	$22,244	$17,571	$15,430	$25,625	$24,161
Cost of sales	5,042	6,079	7,853	13,586	13,686	8,554	8,161	12,500	8,838

Gross profit	3,959	4,644	5,236	9,790	8,558	9,017	7,269	13,125	15,323

Operating expenses:
Research and development	1,402	1,813	1,939	1,851	2,576	2,694	2,572	3,178	3,969
Sales and marketing	1,311	1,533	1,756	2,790	2,246	2,090	2,709	3,344	2,954
General and administrative (1)(2)	1,810	1,386	3,327	3,599	687	5,672	1,221	4,919	3,206

Total operating expenses	4,523	4,732	7,022	8,240	5,509	10,456	6,502	11,441	10,129

Income (loss) from operations	(564)	(88)	(1,786)	1,550	3,049	(1,439)	767	1,684	5,194
Net income (loss) (3)	$(564)	$(132)	$(1,787)	$6,475	$2,995	$(1,461)	$784	$7,640	$5,243

Net income (loss) per share:
Basic	$(0.03)	$(0.01)	$(0.10)	$0.37	$0.17	$(0.08)	$0.04	$0.42	$0.29

Diluted	$(0.03)	$(0.01)	$(0.10)	$0.34	$0.16	$(0.08)	$0.04	$0.41	$0.28

As a Percentage of Revenues:
Revenues	100.0%	100.0%	100.0%	100.0%	100.0%	100.0%	100.0%	100.0%	100.0%
Cost of sales	56.0	56.7	60.0	58.1	61.5	48.7	52.9	48.8	36.6

Gross profit	44.0	43.3	40.0	41.9	38.5	51.3	47.1	51.2	63.4

Operating expenses:
Research and development	15.6	16.9	14.8	7.9	11.6	15.3	16.7	12.4	16.4
Sales and marketing	14.6	14.3	13.4	12.0	10.1	11.9	17.5	13.0	12.2
General and administrative (1)(2)	20.1	12.9	25.4	15.4	3.1	32.3	7.9	19.2	13.3

Total operating expenses	50.3	44.1	53.6	35.3	24.8	59.5	42.1	44.6	41.9

Income (loss) from operations	(6.3)	(0.8)	(13.6)	6.6	13.7	(8.2)	5.0	6.6	21.5
Net income (loss) (3)	(6.3)%	(1.2)%	(13.7)%	27.7%	13.5%	(8.3)%	5.1%	29.8%	21.7%

(1)	We incurred non-cash compensation expense (benefit) of: $446, $(150), $1,890 and $1,750 in the quarters ended March 31, June 30, September 30 and December 31, 2003, respectively; $(1,087), $3,398, $(1,425), and $1,235 in the quarters ended March 31, June 30, September 30 and December 31, 2004, respectively; and ($395) in the quarter ended March 31, 2005.
(2)	In relation to the relocation of its operating facilities, we incurred costs of $401, $738 and $694, respectively, in the quarters ending June 30, September 30 and December 31, 2004 and $470 in the quarter ending March 31, 2005.
(3)	We recorded a deferred tax benefit of $5,000 in the fourth quarter of 2003 and a deferred tax benefit of $6,000 in the fourth quarter of 2004. The timing of our changes in the estimate was dependent upon the relative certainty of factors considered by management.

We historically have experienced substantial variability in our results of operations from quarter to quarter. The level of revenues in a particular quarter varies primarily based upon the timing of customer purchase orders, due principally to the seasonal nature of governmental budgeting processes and the needs of competing budgetary concerns of our customers during the year. Other factors that affect the results of operations in a particular quarter include the timing of the introduction of new products, general economic conditions, the timing and mix of product sales and specific economic conditions in the private wireless communications and secured communications industries. We believe that quarterly results are likely to vary for the foreseeable future.

Liquidity and Capital Resources

Based upon our current level of operations, we expect that our cash flow from operations will be adequate to meet our anticipated needs for at least the next twelve months, even without the net proceeds of this offering. Our business strategy includes pursing strategic acquisitions. We may use all or a substantial portion of the net proceeds of this offering for such acquisitions. We may need to incur debt or sell additional equity to finance such acquisitions.

Net cash from operating activities

Our operating activities provided cash of $6.3 million and $15.6 million in the three months ended March 31, 2005 and 2004, respectively. The amount of cash provided from operations before changes in components of working capital was $5.1 million in 2005 and $2.2 million in 2004. Cash provided by changes in components of working capital was $1.2 million in 2005 and $13.3 million in 2004. The material differences between the periods substantially resulted from changes in accounts receivables, inventory and accounts payable. These changes related to the timing of sales orders, causing a corresponding buildup or shipment of inventory. Our operating activities provided (used) cash of $14.1 million, $(8.4) million, and $1.2 million in 2004, 2003 and 2002, respectively. The amount of cash provided from operations before changes in components of working capital was $7.4 million, $4.0 million, and $2.9 million in 2004, 2003 and 2002. Cash provided (used) by changes in components of working capital was $6.7 million, $(12.4) million, and $(1.7) million. The material differences in working capital among the years substantially result from changes in accounts receivables, inventory and accounts payable. These changes related to the timing of sales orders, causing a corresponding buildup or shipment of inventory. At December 31, 2004, our inventory reflected reductions in inventory stock in conjunction with the outsourcing of manufacturing at both our operating segments. During 2003, our inventory increased in preparation for substantial shipments scheduled for January 2004, while our receivables increased as a result of substantial December 2003 sales.

Net cash from investing activities

During the three months ended March 31, 2005, we used $0.4 million in investing activities; approximately $0.7 million related to the purchase of fixed assets, which was partially offset by $0.1 million of proceeds from the sale of fixed assets and a $0.2 million decrease in other assets, primarily prepaid royalties. During the same period in 2004, we used $0.5 million in investing activities, $0.6 million related to net purchase of fixed assets, offset by $0.1 million decrease in other assets, primarily prepaid license fees to Motorola. During 2004, we used $1.9 million in investing activities; approximately $2.5 million related to the purchase of fixed assets, which was partially offset by $0.5 million of proceeds from the sale of fixed assets and a $0.2 million decrease in other assets, primarily prepaid royalties. During 2003, we used $0.6 million in investing activities, $0.8 million related to net purchase of fixed assets and $(0.2) million for prepaid royalties. During 2002, we used $1.3 million in investing activities, $1.2 million related to purchase of fixed assets and $0.1 million for prepaid royalties.

Net cash from financing activities

During the three months ended March 31, 2005, our financing activities provided $0.1 million, primarily as a result of proceeds from the exercise of stock options. During the same period in 2004, we used $7.5 million in financing activities, substantially relating to paying off our $7.5 million outstanding line of credit balance in February 2004. During 2004, our financing activities used $7.4 million, substantially as a result of paying off our $7.5 million outstanding line of credit balance in February 2004. During 2003, we provided $2.4 million in financing activities, substantially related to the increase in our line of credit balance. During 2002, we used $0.1 million in financing activities, substantially relating to net payments made on our line of credit. Our cash position and overall working capital position were significantly improved as of December 31, 2004, as compared to December 31, 2003. This was the result of our more profitable operations in 2004, as well as the aforementioned decrease in our inventory balance. Cash and cash equivalents increased to $9.5 million at December 31, 2004, as compared to $4.6 million at December 31, 2003. Additionally, our working capital was $31.3 million at December 31, 2004 as compared to $24.7 million at December 31, 2003.

Letters of credits and bonds

In the normal course of our business activities related to sales of wireless radio systems to local and state governmental entities, we are required under contracts with various government authorities to provide letters of credit or performance or bid bonds that may be drawn upon if we fail to perform under our contracts. Our only outstanding letter of credit, which expires in June 2006, has a total undrawn balance of $250,000 on March 31, 2005. Bonds, which expire on various dates, totaled $5.3 million at March 31, 2005. Our current bonding arrangement calls for zero-collateral bonding up to $7.0 million; however, no single bond may exceed $2.0 million. We believe our bonding arrangements provide us with sufficient bonding availability through 2005.

Operating leases

We also lease various equipment and buildings under operating leases. Future minimum rental payments under non-cancelable operating lease agreements are shown below in the table under the subheading “Contractual Obligations.” Of the $6.4 million total operating lease obligations, $5.3 million relate to the leases of our operating facilities for our secured communications segment, which lease runs through June 2014, and our private wireless communications segment, which lease runs through December 2013. We anticipate that, in the normal course of business, leases will be renewed or replaced as they expire.

Secured line of credit

In September 2004, we entered into an amendment of our secured line of credit with Bank of America. The maximum line of credit availability was increased from $10.0 million to $15.0 million, and the line’s interest rate was decreased from a rate of LIBOR plus 200 basis points to a rate of LIBOR plus 150 basis points. The line of credit is collateralized by substantially all of our assets; and borrowings available under the line of credit are calculated as a percentage of eligible inventory and receivables. This amended revolving line of credit expires in September 2007 and contains certain financial and negative covenants. Financial covenants include maintaining a tangible net worth of $19.9 million plus 75% of the of our previous year’s net income, funded debt to EBITDA ratio of 2.5 to 1, fixed charge coverage ratio of 1.75 to 1 and maintaining a positive EBITDA. Negative covenants include restrictions on incurring debt above $3.0 million, encumbrances, acquisitions, transferring assets or making large capital expenditures. We were in compliance with all financial and negative covenants at March 31, 2005. At March 31, 2005, we had no amounts outstanding on the revolving line of credit. The total available line of credit was $6.1 million at March 31, 2005.

Dividend policy

Since our initial public offering, we have not declared or paid any dividends on our common stock. We presently intend to retain earnings for use in our operations and to finance our business. Any change in our dividend policy is within the discretion of our board of directors and will depend, among other things, on our earnings, debt service and capital requirements, restrictions in financing agreements, if any, business conditions and other factors that our board of directors deems relevant.

Contractual Obligations

Our known contractual obligations as of December 31, 2004 are shown below:

	Payments due by period
	Total	Less than 1 year	1-3 Years	3-5 Years	More than 5 Years
Contractual Obligations (in millions)
Long-term debt obligations	$0.2	$0.1	$0.1	$-	$-
Operating lease obligations	6.4	1.0	1.5	1.2	2.7
Purchase obligations	8.8	8.8	-	-	-
Other long-term liabilities—deferred revenue	1.2	1.2	-	-	-

Total	16.6	11.1	1.6	1.2	2.7

Off-Balance Sheet Arrangements

As part of our ongoing business, we do not participate in transactions that generate relationships with unconsolidated entities or financial partnerships, such as entities often referred to as structured finance or special purpose entities, or SPEs, which would have been established for the purpose of facilitating off-balance sheet arrangements or other contractually narrow or limited purposes. As of May 25, 2005, we are not involved in SPE transactions.

Quantitative and Qualitative Disclosures About Market Risk

Although all of our sales are denominated in U.S. dollars, fluctuations in the value of international currencies relative to the U.S. dollar may affect the price, competitiveness and profitability of our products sold in international markets. Furthermore, the uncertainty of monetary exchange values has caused, and may in the future cause, some foreign customers to delay new orders or delay payment for existing orders. Additionally, troubled economic conditions, such as that recently experienced in Asia and in Latin America, could result in lower revenues for us. While most international sales are supported by letters of credit, the purchase of our products by international customers presents increased risks, which include:

•	unexpected changes in regulatory requirements;

•	tariffs and other trade barriers;

•	political and economic instability in foreign markets;

•	difficulties in establishing foreign distribution channels;

•	longer payment cycles or uncertainty in the collection of accounts receivable;

•	increased costs associated with maintaining international marketing efforts;

•	cultural differences in the conduct of business;

•	difficulties in protecting intellectual property; and

•	susceptibility to orders being cancelled as a result of foreign currency fluctuations since all our quotations and invoices are denominated in U.S. dollars.

Our secured communications products are subject to export controls under U.S. law, which in most cases requires the approval of the Department of Commerce in order to ship internationally. We cannot assure that such approvals will be available to us or our products in the future in a timely manner or at all or that the federal government will not revise its export policies or the list of products and countries for which export approval is required. Our inability to obtain required export approvals would adversely affect our international sales, which would have a material adverse effect on us. In addition, foreign companies not subject to United States export restrictions may have a competitive advantage in the international secured communications market. We cannot predict the impact of these factors on the international market for our products. See “—Government Regulation and Export Controls.”

Recently Issued Accounting Standards

In December 2004, the Financial Accounting Standards Board, or FASB, issued SFAS No. 123(revised), Share-Based Payment, a revision of SFAS No. 123, Accounting for Stock-Based Compensation. SFAS No. 123(revised) requires companies to measure the cost of employee services received in exchange for an award of equity instruments based upon the grant-date fair value of the award. The fair-value-based method is substantially similar to the method established in SFAS No. 123 and includes use of the Black-Scholes option-pricing model. That fair value will be recognized over the period during which the employee is required to provide service in exchange for the award, generally the option’s vesting period. SFAS No. 123(revised) will be effective for us on January 1, 2006. We presently expect such adoption to increase our expenses by approximately $150,000 per quarter to account for stock options previously granted. The impact of SFAS No. 123 (revised) will also reflect the effects of newly granted options which cannot be estimated at this time.

In December 2004, the FASB issued SFAS No. 153, Exchanges of Nonmonetary Assets, an amendment of APB No. 29, Accounting for Nonmonetary Transactions. SFAS No. 153 eliminates APB No. 29’s exception to fair value for exchanges of similar productive assets and replaces it with a general exception for exchange transactions that are not expected to result in significant changes in the cash flows of the reporting entity. This pronouncement is not anticipated to have a material effect on our consolidated financial position or results of operations.

In November 2004, the FASB issued SFAS No. 151, Inventory Costs, an amendment of ARB No. 43, Chapter 4, Inventory Pricing. The statement clarifies the FASB’s position that abnormal amounts of costs, such as idle freight, handling costs, or spoilage, should be recognized as current-period costs and requires that allocation of fixed production overheads to costs of conversion be based upon the normal capacity of the production facilities. Since, heretofore, we had already been costing our inventory in accordance with the methodology required by SFAS No. 151, this pronouncement is not anticipated to have a material effect on our consolidated financial position or results of operations.

BUSINESS

We design, develop, market and support private wireless communications, including wireless radios and wireless communications infrastructure and systems for digital and analog platforms. In addition, we offer secured communications encryption technologies for analog wireless radios. We provide products and services to homeland security, defense, public safety and public service and international markets. We leverage our software and engineering expertise in radio frequency, or RF, applications to provide first responders such as police, fire and other emergency personnel secure, highly reliable wireless radios and systems. The adoption of new digital products and systems is being accelerated by the FCC mandate for narrowband efficiency as well as the need for interoperable communications and information systems related to homeland security. Customers for our products and systems include federal, state and local governmental entities, domestic commercial users, and international entities.

Private Wireless Communications

Through our subsidiary, EFJohnson, we design, develop, market and support wireless radios and wireless communications infrastructure and systems. Our wireless radio offerings are primarily digital solutions designed to operate in both analog and digital wireless radio system environments. Our products and systems are based on industry standards utilizing Voice over Internet Protocol, or VoIP, technology and are designed to enhance interoperability among systems, improve bandwidth efficiency, and integrate voice and data communications. We sell private wireless communications products and systems primarily to domestic entities, such as the Departments of Defense and Homeland Security, as well as state and local governmental agencies.

We also have significant license rights that allow us to sell products that are compatible with the large installed base of analog wireless radios, infrastructure and proprietary systems as well as networks that will utilize the next generation of public safety technology. During the terrorist attacks that occurred on September 11, 2001, many first responders, such as the police and fire departments, were unable to communicate with each other due to incompatible wireless communications systems, severely hampering the coordination of emergency and rescue efforts. As a result, there is a strong commitment by the government to improve homeland security by providing first responders with secure and interoperable communications. Government agencies are currently mandating secure and interoperable compliant digital wireless communications systems to replace the existing proprietary analog systems. The federal government, which typically provides the funding for such wireless systems, and to a lesser extent state governmental agencies have made appropriations for such future systems a top priority. According to IMS Research, approximately $7.0 billion is projected to be spent in the five year period from 2004 through 2008 on upgrading analog systems to new digital radios and systems.

Secured Communications

Through our subsidiary, Transcrypt, we design, develop, market and support secured communications encryption technologies for analog wireless radios. Our secured communications segment leverages our leading market position to gain new customers in parts of the world where wireless radio systems remain analog, security needs are high, and the cost to upgrade to a digital secured communications system is prohibitive. Our secured communications products are sold as aftermarket add-on components or embedded components for existing analog radios and systems. Terrorist threats, political unrest and military conflicts drive the need for more secured communications. We are developing other solutions, such as our digital encryption product for analog wireless radios, to obtain higher levels of security and that allows for compatibility with our analog encryption product line. We sell secured communications products primarily to entities within developing countries.

Industry

Private Wireless Communications

Background

In the mid-1930s, police departments began using wireless radio systems to enable immediate communication between headquarters and patrolling officers. Historically, a local municipality would procure a proprietary wireless system that met the needs of its municipal police organization with little concern if it was interoperable with other local private wireless systems. The public safety and public service market for wireless communications evolved with agencies purchasing disparate systems. As a result, the private wireless communications market for domestic public safety and public service agencies has a large installed base of proprietary analog radios and infrastructure.

The federal government allocates certain RF spectrum specifically to ensure critical and secure communications for first responders and other government users. Unlike the cellular market, governmental entities are not required to purchase licensed spectrum. Governmental entities purchase private wireless products and systems for their own use and do not pay ongoing monthly services or airtime fees. A study was performed by Booz-Allen & Hamilton Inc. for SafeCom, identifying a population of 51,837 first responder agencies consisting of municipal police, county sheriffs, emergency, fire and campus police. The study also found that approximately 90% of the wireless systems being utilized by these first responders were in the analog format.

The private wireless communications industry provides two-way wireless communications through wireless networks, which include infrastructure components such as base stations, transmitters and receivers, network switches and portable and mobile two-way communication radios. Individual users operate portable hand-held radios and vehicular mounted radios in the private wireless communications system. Utilizing free licensed RF spectrum, the user owns and operates the private wireless communications system, which is networked by linking the infrastructure components together. Users often require solutions that integrate their existing private wireless communication radios and systems with enterprise wide applications.

Earlier wireless communications devices utilized conventional systems. Conventional systems use a single channel to transmit and receive information. All users have unrestricted access, and the user must monitor the system and wait until the channel is unoccupied to make a call. The technology later evolved to what is now referred to as a trunked system. Trunked systems combine multiple channels so that an unoccupied channel is automatically selected when a user begins transmitting, allowing for increased usage of the same amount of licensed radio spectrum. With the development of digital wireless radios and trunked systems, the industry has a choice between conventional and trunked systems. The availability of new features, channel allocations and available frequency band is driving many customers to trunked technology. More recently, electronics manufacturers developed spectrally efficient, or low-bandwidth, digital communications devices.

Technological developments have enabled wireless radio systems to be networked, permitting multiple sites between users to be linked together through a switch to provide extended geographic coverage. More recent technology provides for the interconnection between users to be accomplished over digital packet based networks using VoIP. Wireless communications networking technology continues to evolve as public users demand greater integrated voice and data capabilities.

Technical Standards

Many federal, state and local agencies operate wireless radio equipment that complies with specifications established by the Association of Public Safety Communications Officials International, Inc., or APCO. APCO is the world’s largest not-for-profit professional organization dedicated to the enhancement of public safety communications. APCO has more than 16,000 members around the world, and it serves the people who manage, operate, maintain, and supply the communications systems used to safeguard the lives and property of citizens. The APCO 16 standard, established in 1979, includes recommendations for 800 MHz, or megahertz, transmissions, analog voice modulations and trunking functions for use of the RF spectrum. However, the APCO 16 recommendations permitted development of proprietary systems. As a result, three proprietary APCO 16 technologies evolved in the market, Motorola’s SmartNet®/SmartZone®, TYCO International’s EDACS®, and our Multi-Net®, with Motorola establishing the dominant market position. The establishment of proprietary systems effectively eliminated competition severely hampering interoperability and market choice. Consequently, APCO adopted an effort on a more comprehensive standard that would emphasize interoperability.

In 1995, APCO promulgated a new recommended standard known as Project 25. Project 25 specifies features and signaling for narrow band digital voice and data with conventional and trunking modes of operation. The Telecommunications Industry Association, or TIA, participated in the development of these standards, following an industry-sanctioned accredited process. Project 25 was structured to specify details of fundamental wireless radio communications to allow multi-source procurement and interoperability of Project 25 systems.

The Project 25 standard has been adopted by the National Telecommunications and Information Administration, or NTIA. The NTIA controls wireless radio specifications for the federal government and has specified a conversion to narrowband by January 1, 2008. Several U.S. government agencies, including the Departments of Defense, Homeland Security, Interior, Justice and Treasury, have specified a Project 25 requirement for procurements of new wireless radio equipment. Although, state and local public safety agencies are not currently required by the FCC or APCO to purchase Project 25 compliant wireless radio systems or otherwise adopt the Project 25 standard, Project 25 compatibility is a key purchasing factor for state and local public safety and public service wireless radio buyers. Due to the FCC mandate for narrowband communications, the demand for Project 25 wireless radio systems is expected to significantly increase.

Secured Communications

The secured communications industry originated from the need to secure sensitive wireless military communications. By the late 1970s, these devices became economically feasible for non-military government users, such as police, fire, emergency personnel and large commercial users, such as transportation, construction and oil companies. The secured communications industry is generally comprised of products designed to protect the transmission of sensitive voice and data communications. Without such protection, many forms of electronic communications, telephone conversations and remote data communications are vulnerable to interception and theft.

Wireless communications can be transmitted through either analog or digital modulation technology. Analog transmissions typically consist of a voice or other signals modulated directly onto a continuous radio wave. An analog transmission can be made secure by scrambling the original signal at the point of transmission, and reconstituting the original signal at the receiving end. Digital transmissions can be made secure by a process known as encryption, which utilizes a mathematical algorithm to rearrange the bit-stream prior to transmission and a decoding algorithm to reconstitute the transmitted information back into its original form at the receiving end. The use of scrambling and encryption equipment, is required on both the transmitting and receiving sides of communications to operate in secure mode. However, most wireless radio encryption products can be used in the clear, non-scrambled mode to communicate with equipment that does not contain a corresponding security device.

Suppliers of secured communications products typically charge higher prices for encryption modules featuring more advanced levels of security. Typical users of the most basic form of scrambler, the frequency inversion scrambler, include taxi dispatchers, other types of consumer businesses, and transportation companies. The scrambler can be purchased as an embedded or add-on device. High-level scrambling and encryption devices are used primarily by public safety agencies, government personnel and commercial customers with increased security concerns.

Wireless radio encryption users are migrating from analog to digital transmission systems at different rates around the world. In developing countries, wireless radio systems remain analog because the cost to upgrade to digital secured communications system is usually prohibitive and there is lower demand for RF spectrum. The large existing analog wireless radio installed base can obtain encryption and scrambling security features in the aftermarket with add-on modules to analog radios, often incurring substantially less costs than converting their entire wireless radio system to digital. Drivers for secured communication systems with scrambling and encryption include an increase in military conflicts and heightened security concerns.

Competitive Strengths

We believe the following competitive strengths will allow us to take advantage of the opportunities we see in our industry.

Technical and Industry Expertise. We have significant software experience in public safety radio networks. Our next generation public safety radio network is scalable, allowing our customers to implement a network that can grow as their radio system needs change. Our research and development efforts are focused on integrating voice interconnectivity between wireless sites by applying standard internet protocol switching techniques. We leverage our engineering and technical expertise to address the specific needs of our customers and developments in our market. We are an industry standards leader within both APCO and TIA, providing significant support by chairing committees and working groups formulating the standards. Our technical expertise has enabled us to improve our core technologies and incorporate them into our new products more quickly and with relatively lower development costs due to our ability to build these platforms based on software defined radios.

Product Value Proposition. We continue to make significant investments in research and development to provide greater features in our products and systems for our customers. Furthermore, by leveraging our private wireless communications expertise, we can provide lower cost products with enhanced features.

Motorola License Rights. We have significant license rights that allow us to sell products that work in the largest proprietary analog public safety radio network base as well as in networks that will utilize the next generation of public safety technology. This allows us to address the large installed proprietary analog market that has extensive investments and will likely convert to Project 25 digital solutions on an incremental basis over the next few years. This license facilitates the selling and marketing of our products to customers that undergo the transition to the new digital systems.

Customer Relationships. We have extensive customer relationships with several U.S. government agencies, including the Departments of Defense, Homeland Security, Interior, Justice and Treasury as well as state and local governmental agencies and international entities. We are able to attract such customers due to our competitive product positioning, brand awareness and strong service commitment. Our products have also gone through numerous customer testing and government regulatory qualification processes which can take significant time and effort. After our products are approved for use by the various government agencies, we obtain the necessary approval to list our products for sale on procurement contracts, such as General Services Administration, or GSA, to make them available for purchase. For our secured communications segment, we leverage our customer relationships to maintain a leading market position in analog radio encryption by providing a high level of service and support.

Strategy

The following key elements of our strategy will allow us to continue to grow our business as a leading provider of private wireless and secured communications technologies.

Continue our Digital Product Development. Demand is growing significantly as the private wireless communications industry transitions from analog to digital platforms, which increasingly utilize digital Project 25 products and solutions. We plan to capitalize on this demand growth by continuing to develop Project 25 compliant feature enhancements and additions to our digital radios and systems. In addition, our secured communications business will continue to enhance our recently launched products that provide digital encryption for analog radios. The commercialization of this product will enable us to penetrate original equipment manufacturers of radios.

Offer Scalable System Solutions Based on VoIP. We believe that the architecture of our communications network has positioned us to address the private wireless systems market. Our VoIP systems are cost-effective for a full range of system deployments and offer expandability, making it easy to add new features and capabilities. Our VoIP solution provides for migration from analog systems to digital systems as well as integration of future Project 25 system enhancements.

Pursue Strategic Acquisitions. We intend to pursue strategic acquisitions that will further strengthen our competitive position and drive revenue and profitability growth. We seek to make acquisitions that expand our product portfolio, build on our existing system capabilities, or give us a presence in complementary markets. Our strategy is to accelerate our ability to provide more complete and valuable solutions to our customers.

Actively Participate in Driving Industry Standards. We intend to continue to be a leader in setting the public communications standards, which are critical to the markets we address. Our active participation in APCO development activities allows us to contribute to the development of better solutions for the market, to build recognition of our technical competence in the industry and among our customers, to gain insight into market trends, and to secure positions for our intellectual property within the technology standards.

Products and Services

Our private wireless communications products consist of wireless radios and communication systems, which includes, system design and installation of infrastructure equipment and services. Our services include technical support maintenance contracts, service parts and training. Our wireless radio offerings are primarily designed to operate in both analog and digital system environments that include Multi-Net®, Motorola’s SmartNet®/SmartZone® and Project 25. Our wireless radios, both hand-held portable radios and vehicle-mounted mobile radios, can contain digital encryption technology, Project 25 trunking and various other features.

Private Wireless Communications Products
Hand-held Portables	Vehicle-Mounted Mobiles	Infrastructure Base Station/Repeaters	Systems
Project 25—5100 Series PC Configure™ Programming Software for Portable Radios Multi-Net®—ASCEND Portable Subscriber Management Assistant (SMA)	Project 25—5300 Series PC Configure™ Programming Software for Mobile Radios Multi-Net®—ASCEND Mobile 5300 Series Remote Handheld Controller	2600 Conventional 3800 Trunked 2000 LTR/Multinet®	Conventional Trunked

Our secured communication products are sold as embedded components or as an aftermarket add-on for existing analog radios and systems. These products are available in two packages, which include a modular and a plug-in package which OEMs or customers may install. We also produce modules that add signaling features to radios, including “man-down” (emergency signal broadcast if radio position becomes horizontal), “stun-kill” (disables lost or stolen radios remotely), “ANI” (automatic number identification of radios) and OTAR (changes encryption and scrambling codes remotely). We also offer a wireless radio encryption module, for use as an add-on or in OEM equipment that is based upon the U.S. digital encryption standard known as DES. Our newest development project, allows analog transmissions to be more securely encrypted in a digital format that will also permit backwards compatibility with most of our older encryption modules.

Customers

We sell our products to federal, state and local governmental entities, domestic commercial users and international entities. The end users for our products are first responders such as police, fire and other emergency personnel and other governmental users. Below is a selected list of our customers:

Private Wireless Communications	Secured Communications

Federal	Indian Army
U.S. Department of Defense	Colombian Army
U.S. Department of Homeland Security	U.S. Army
U.S. Department of Interior	New York City Police
Athens Police for the 2004 Olympics
State
Texas Department of Public Safety
State of South Dakota
Local
Chester County, Pennsylvania Department of Emergency Service
City of Fairbanks, Alaska

We sell private wireless communication products and systems primarily to domestic entities, such as federal, state and local governmental agencies. We sell secured communication products primarily internationally, specifically to entities in developing countries. The U.S. Department of Defense was a significant customer, accounting for approximately 35% and 42% of consolidated revenue in 2004 and 2003, respectively.

Sales and Marketing

We sell our products domestically through a direct sales force of account executives and sales managers as well as indirect channels of dealers and manufacturer representatives. We provide support to wireless radio dealers, who re-sell our products to end-users. This support includes advertising materials, sales and service training and technical support. Our international sales are primarily made through a specialized international direct sales force in conjunction with company-authorized dealers/distributors, which typically provide a local contact and arrange for technical training in foreign countries. Our 14 state and local sales employees work with our private wireless communications dealer network which spans across the United States with approximately 200 participating members. Our secured communications sales employees work with a select group of dealers that service the majority of the countries around the world.

The majority of system sales involves soliciting and responding to RFPs. The RFP process for system sales has a relatively long cycle time, typically taking as much time as one year, and, depending on the size of the system, taking multiple years to complete installation of a project. In connection with the sale of wireless radio systems to local and state governmental entities, we may be required, at the time the bid is submitted and once the contract is entered into, to provide letters of credit or performance or bid bonds that may be drawn upon if we fail to perform under our contracts.

Much of our business is obtained through submission of formal competitive bids. Our governmental customers generally specify the terms, conditions and form of the contract. Government business is subject to government funding decisions and contract types can vary widely, including fixed-priced, indefinite-delivery/indefinite quantity, or IDIQ, and government-wide acquisition contract with the GSA which requires pre-qualification of vendors and allows government customers to more easily procure our products and systems.

GSA schedule contracts are listings of services, products and prices of contractors maintained by the GSA for use throughout the federal government. When an agency uses a GSA schedule contract to meet its requirement, the agency or the GSA, on behalf of the agency, conducts the procurement. The user agency, or the GSA on its behalf, evaluates the user agency’s services requirements and initiates a competition limited to GSA schedule qualified contractors. Use of GSA schedule contracts provides the user agency with reduced procurement time and lower procurement costs.

Research and Development

We design new products around common wireless technologies using commercial off-the-shelf signal processing platforms and circuitry. We have generally been able to incorporate improvements in core technologies into our new products more quickly and with relatively lower development costs due to building these platforms based on software defined radios.

Our research and development organization has expertise in RF technology, VoIP computer architecture, switch architecture, networking, cryptography, object-oriented software, and analog and digital hardware designs. This knowledge base is leveraged to implement new standards into our products and systems. Ongoing engineering efforts are focused on adding features to existing product lines and developing new and innovative products and platforms. Cross-disciplinary groups, involving marketing, customer service, manufacturing and engineering are used for product planning, definition, and testing. Our research and development efforts presently encompass upgrading and supporting existing product lines and development of future products.

We will continue to develop Project 25 products which will continue to comply with the Project 25 standard. Current developments include the addition of lower-cost digital portable and mobile radios, as well as the development of Project 25 infrastructure equipment, including Project 25 trunking infrastructure, such as repeaters, base stations, network-switching equipments and consoles. We have applied standard internet protocol switching techniques for the connection of wireless sites and have submitted a VoIP fixed station interface for APCO/TIA standards consideration.

We are continuing to enhance an analog encryption module that utilizes digital encryption techniques to achieve a more secure level of encryption.

Intellectual Property and Licenses

As of March 31, 2005, we held 47 U.S. patents. These patents cover a broad range of technologies, including trunking protocols, high-end scrambling and encryption techniques, methods of integrating after-market devices, and a high-speed data interface for wireless radio communications. Furthermore, we hold registered copyrights that cover software containing algorithms for frequency hopping, scrambling and wireless radio signaling technologies, as well as numerous registered trademarks related to the “EFJohnson” and “Transcrypt” names and product names. In addition to patent, trademark, and copyright laws, we rely on trade secret law and employee and third party non-disclosure agreements to protect our proprietary intellectual property rights.

We have obtained from Motorola an irrevocable, non-exclusive, worldwide license to manufacture products containing certain proprietary wireless radio and digital encryption technology. We pay Motorola a royalty for the use of this license which allows us to sell Project 25 compliant devices into the largest analog installed customer base in the United States. We believe this technology will be important to the success of our business. The license includes rights to use Motorola’s proprietary analog APCO 16 trunking technology (SmartNet®/ SmartZone®), Project 25 required products, and certain Motorola digital encryption algorithms in our wireless radio products. The digital encryption technology may also be incorporated into certain other secured communications products. In addition, we obtained a license to utilize certain proprietary technology from Motorola relating to the development of Project 25 compliant digital wireless radios. This license covers wireless radios infrastructure wireless system and other Project 25 technology.

Suppliers

Our private wireless communications products are manufactured by McDonald Technologies International Inc., a Texas-based contract manufacturer. We assemble our secured communications products at our facility in Lincoln, Nebraska. Sub-assembly components for secured communications products are manufactured by Tran Electronics, Inc., a Minnesota-based contract manufacturer.

McDonald Technologies has vendors manufacture components and subassemblies in accordance with our specific design criteria. Some components and subassemblies used in our products are presently available only from a single supplier or a limited group of suppliers. CalAmp provides us with our RF module for our private wireless communication products. If necessary, we believe that alternative sources could be obtained to supply these products. To date, we have been able to obtain adequate supplies of key components and subassemblies in a timely manner from existing sources. We outsource manufacturing which permits us to more efficiently allocate our resources on marketing and research and development efforts, which we perceive to be our core competencies.

Competition

Other than us, we believe that Motorola, M/A-Com (a subsidiary of TYCO International), Thales, Datron, Icom and Kenwood are currently the principal suppliers of Project 25 wireless radio products, although we anticipate other companies to announce future entry into the Project 25 compliant product market. Of our competitors, we believe that Motorola, and to a much lesser extent, M/A-Com, are the only Project 25 suppliers offering trunked infrastructure.

In North America, Motorola is the leading provider of wireless radio equipment to the public safety and public service segments, in which market segment, M/A-Com is considered to be the second largest provider. We believe Motorola to be the dominant competitor in the Latin American countries where we predominantly sell our wireless radio products outside the United States. Other wireless radio providers tend to focus on particular segments of the market, including European Aeronautic Defense and Space Company, Thales Communications, Uniden America Corporation, Kenwood, Icom America, Inc., Relm, Datron, Tait, Vertex and Midland. Our focus is homeland security, defense, public safety and public service and international markets, where we compete on the basis of value, technology and the flexibility, support and responsiveness provided by us and our dealers.

The markets for secured communications products are highly competitive. Competitors include Future Telecom d/b/a/ Daxon, Kavit Electronics Industries, and Midian Electronics Inc. Significant competitive factors in these markets include product quality and performance features, including effectiveness of security features, quality of the resulting voice or data signal, development of new products and features, price, name recognition, and quality and experience of sales, marketing and service personnel.

Employees

As of March 31, 2005, we had 194 full-time equivalent employees. None of our employees are covered by a collective bargaining agreement.

As of March 31, 2005, we had 74 degreed engineers, 60 of whom work primarily in research and development. We organize research and development efforts along our two main product lines, private wireless communications and secured communications.

As of March 31, 2005, we had a direct sales staff, excluding management and technical support personnel, of 24 employees.

Government Regulation and Export Controls

Our wireless products are subject to regulation by the FCC under the Communications Act of 1934, as amended, and the FCC’s rules and policies as well as the regulations of the telecommunications regulatory authority in each country where we sell our products. Compliance with these regulations provide us with general approval to sell products within a given country for operation in a given frequency band, one-time equipment certification, and, at times, local approval for installation. Additionally, the FCC and foreign regulatory authorities regulate the spectrum used to provide wireless radio communications, as well as the construction, operation, and acquisition of wireless communications systems, and certain aspects of the performance of mobile communications products. Further, wireless radio communications of the U.S. government are controlled by the NTIA which regulates technical specifications of the product and spectrum used by the U.S. government and other users. Many of these governmental regulations are highly technical and subject to change. We believe that we and our products are in material compliance with all governmental rules and policies in the jurisdictions where we sell our products.

In the United States, all of our wireless products are subject to FCC rules. In those countries that have accepted certain worldwide standards, such as the FCC rulings or those from the European Telecommunications Standards Institute, we have not experienced significant regulatory barriers in bringing our products to market. Approval in these markets involves retaining local testing agencies to verify specific product compliance.

The majority of the systems operated by our private wireless customers must comply with the rules and regulations governing what have traditionally been characterized as “private radio” or private carrier communications systems. Licenses are issued to use frequencies on either a shared or exclusive basis, depending upon the frequency band in which the system operates. Some of the channels designated for exclusive use are employed on a for-profit basis, and other channels are used to satisfy internal communications requirements.

We offer products in bands below 800 MHz where multiple users in the same geographic area share channels. In this “shared” or conventional spectrum, there is no requirement for loading the channel to any particular level in order to retain use of the frequencies. These channels are generally used by entities satisfying traditional dispatch requirements in, among others, the transportation and services industries. In addition, some customers are applying trunking capabilities to their channels in the UHF (primarily 450-470 MHz) frequency band.

The FCC has instituted or is considering a number of regulatory changes that could affect the wireless communications industry and our business, including, but not limited to, various proposals to re-band and reallocate spectrum at 800 MHz and 900 MHz. Therefore, the regulatory environment is inherently uncertain and changes in the regulatory structure and laws and regulations, both in the United States and internationally, can adversely affect us and our customers. Such changes could make existing or planned products obsolete or unusable in one or more markets, which could have a material adverse effect on us. The FCC, through the Public Safety Wireless Advisory Committee, has considered regulatory measures to facilitate a transition by public safety agencies to a more competitive, innovative environment so that the agencies may gain access to higher-quality transmission, emerging technologies, and broader services, including interoperability. In August 1998, the FCC adopted rules for licensing the largest block of spectrum ever allocated at that time for public safety. The FCC established rules for licensing 24 megahertz in the 700 MHz band and established a band plan for use of this spectrum. In accordance with these rules, in January 1999 the FCC established a Public Safety National Coordination Committee, which we refer to as NCC in this prospectus, to advise it on issues relating to the use of the 700 MHz public safety spectrum. The Committee was responsible for formulating a national interoperability plan, recommending technical standards to achieve interoperability spectrum, and providing policy recommendations on an advisory basis to the regional planning committees in order to facilitate the development of coordinated plans.

The NCC recommended that Project 25 be established as the interim interoperability mode for digital voice communications in this new band. During January of 2001, the FCC released their Fourth Report and Order in which Project 25 was chosen as the interoperability standard. Subsequent FCC rulings established a timetable for the use of narrower channels in order to promote better spectrum utilization. In the most recent revision to that timetable, the FCC established December 31, 2014 as the date after which the marketing, manufacture, and importation of equipment solely capable of utilizing 12.5 kHz bandwidth, when operating in voice mode, would be banned. December 31, 2014 is also the last day for which the FCC will accept applications for new systems that operate using 12.5 kHz equipment. The FCC established December 31, 2016 as the date after which all licensees operating in the 700 MHz band must cease operations with 12.5 kHz equipment and operate exclusively with 6.25 kHz equipment. Future FCC rulings and orders could affect products manufactured by us. Management cannot predict changes in FCC spectrum policies or any potential effect on our sales.

FCC rulings in the VHF and UHF frequency bands have been enacted to promote more spectral efficiency by mandating the use of narrower channels. A December 2004 ruling altered some of the previously mandated deadlines. After January 1, 2013, licensees operating in this spectrum must migrate completely to 12.5 kHz technology, a technology that achieves the narrowband equivalent of one channel per 12.5 kHz of channel bandwidth for voice operations or 4800 bits per second per 6.25 kHz for data operations. The FCC will accept applications for new operations using less efficient channels until January 1, 2011. After that date, only applications meeting the 12.5 kHz technological standard will be accepted. Similarly, the FCC will permit the manufacture and importation of equipment operating on less efficient channel bandwidths until January 1, 2011. After that date, only equipment satisfying the 12.5 kHz technological standard will be permitted to be manufactured or imported. The FCC mandated date for requiring a more spectrally efficient 6.25 kHz narrow band mode for type certification of new equipment remains January 1, 2005; however, enforcement of this date has been stayed pending further rulemaking regarding the migration to 6.25 kHz technology. These rulings present an opportunity for manufacturers to provide product for users to upgrade their systems to meet the FCC mandated efficiencies. The rulings also present the challenge to develop equipment to meet the mandated technical requirements within the FCC timetable.

MANAGEMENT

Executive Officers and Directors

The following table identifies our executive officers and directors and indicates their ages and positions as of May 25, 2005:

Name	Age	Position
Michael E. Jalbert	60	President, Chairman and Chief Executive Officer
Jana Ahlfinger Bell	41	Chief Financial Officer
Michael B. Gamble	60	Senior Vice President
Michael Kelley	62	General Manager, Transcrypt
Ellen O’Hara	55	President, EFJohnson
R. Andrew Massey	35	General Counsel and Corporate Secretary
Edward H. Bersoff	62	Director
Veronica A. Haggart	55	Director
Massoud Safavi	52	Director
Thomas R. Thomsen	69	Director
Winston J. Wade	66	Director

Set forth below is biographical information for our executive officers and directors.

Michael E. Jalbert. Mr. Jalbert was appointed President, Chief Executive Officer and Director on March 1, 1999 and was elected Chairman of the Board on March 25, 1999. Prior to joining us, Mr. Jalbert served as President and Chief Executive Officer of Microdyne Corp., a Nasdaq listed company, from March 1997 to February 1999. From 1995 to 1997, Mr. Jalbert served as President and Chief Executive Officer of IDB Communications. From 1992 to 1995, Mr. Jalbert was President of the CSD division of Diversey Corporation. Mr. Jalbert joined the Diversey Corporation from West Chemical Corporation, where he was President and Chief Operating Officer from 1987 to 1992.

Jana Ahlfinger Bell. Ms. Bell was appointed Chief Financial Officer effective March 2005. Prior to joining us, Ms. Bell served as president and CEO of Simple Products Inc., from January 2003 until February 2005. Ms. Bell served as Chief Executive Officer, President and a director of @TRACK Communications, Inc., a Nasdaq listed company, from September of 1998 until September of 2002. From June of 1998 until September of 1998 Ms. Bell served as Executive Vice President and Chief Financial Officer of @TRACK. From March 1992 to June 1998, Ms. Bell was employed in a variety of capacities by AT&T Wireless Services and by its predecessors, including serving as Vice President and Chief Financial Officer for the Southwest region. Ms. Bell practiced public accounting for Ernst & Young LLP, last serving as an audit manager and is a certified public accountant.

Michael Gamble. Mr. Gamble was appointed Vice President of Administration in July 2004. Mr. Gamble’s responsibility areas include Human Resources, Information Technology, and the company’s various facilities. From February 2000 to July 2004, Mr. Gamble was the General Manager of Warrenton Copper LLC in Warrenton, Missouri.

Michael Kelley. Mr. Kelley was appointed General Manager of Transcrypt International in July 2002. Between February 2002 and July 2002, Mr. Kelley was Transcrypt’s Director of Sales and Marketing. From December 1997 to February 2002, he served as Vice President of Sales in Riser Bond Instruments.

Ellen O’Hara. Ms. O’Hara was appointed President of EFJohnson Company in January 2005. Prior to joining EFJohnson, Ms. O’Hara was employed by Motorola from April 1992. At Motorola she held senior level management positions including Vice President and General Manager, Radio Products Division and vice president and director of Subscriber Operations, Radio Network Solutions Group. Prior to joining Motorola, Ms. O’Hara worked for General Electric and Ericsson/GE in business development, operations and product management.

R. Andrew Massey. Mr. Massey, an attorney, joined us in December 1997 and has served as General Counsel and Corporate Secretary since June 1998. From November 1995 to July 1997, he served as a legal assistant to the Nebraska Public Service Commission.

Edward H. Bersoff. Dr. Bersoff has served as a director since June 1999. Dr. Bersoff is Chairman of Greenwich Associates, LLC. Previously, Dr. Bersoff served as BTG’s President, Chief Executive Officer, and Chairman of the Board of Directors since the Company’s founding in 1982. BTG was subsequently acquired by the Titan Corporation. Dr. Bersoff also serves as a director of Titan Corporation, Fargo Electronics, Phillips International, Inc., ICF Consulting, MVM, Inc., the Potomac Bank of Virginia, New York University, Virginia Commonwealth University, the Inova Health System, and the Eugene and Agnes E. Meyer Foundation.

Veronica A. Haggart. Ms. Haggart has served as a director since June 2003. Ms. Haggart heads her own consulting firm. Previously, from April 2002 to November 2003, Ms. Haggart was the Vice President, Strategic Relations for XtremeSpectrum. XtremeSpectrum was subsequently acquired by Motorola Semiconductors. Prior to XtremeSpectrum, from October 1984 to May 2001, Ms. Haggart was employed by Motorola, Inc. holding various positions including Corporate Vice President and Director of Motorola Ventures, Eastern Region and Corporate Vice President and Director of Government Relations globally. Currently, Ms. Haggart serves as a director of the University of Nebraska Foundation.

Massoud Safavi. Mr. Safavi was appointed Senior Vice President and Chief Financial Officer in October 1999. On March 15, 2005, Mr. Safavi resigned as the Company’s Senior Vice President and Chief Financial Office but continues to serve on the board of directors. Prior to joining us, Mr. Safavi served as Vice President and Chief Financial Officer of Xerox Engineering Systems, Inc. beginning in May 1999. In addition, Mr. Safavi served as the Chief Financial Officer for Microdyne Corp. from June 1997 to March 1999. Prior to joining Microdyne Corp., Mr. Safavi spent nine years with UNC, Inc. where he served as Assistant Treasurer, division Chief Financial Officer, as well as the Director of Audit. Mr. Safavi is a C.P.A. and C.M.A.

Thomas R. Thomsen. Mr. Thomsen has served as a director of EFJ since July 1995. Between August 1995 and November 1999, he served as Chairman of the Board of Directors and Chief Executive Officer of Lithium Technology Corporation (“LTC”), a public company that manufactures rechargeable batteries. Mr. Thomsen had served as a director of LTC since February 1995. In January 1990, Mr. Thomsen retired as President of AT&T Technologies, after holding numerous senior management positions including director of Sandia Labs, Western Electric (Lucent Technologies), AT&T Credit Corp. and Oliveti Inc. Mr. Thomsen currently serves as a director of PECO II, Inc. and on the Executive Committee of the University of Nebraska Technology Park.

Winston J. Wade. Mr. Wade has served as a director since July 1996. Effective February 1999, Mr. Wade retired as Chief Executive Officer and Chief Operating Officer of Binariang-Malaysia, a joint venture of MediaOne for which he served since January of 1997. From February to December 1996, he served as managing director of BPL U.S. West Cellular in India. From 1963 to 1996, he held various positions with Northwestern Bell, AT&T, and U.S. West Communications. Mr. Wade also serves as a director of AmeritasAcacia Life Insurance Company and Intrado.

DESCRIPTION OF CAPITAL STOCK

Our authorized capital stock consists of 50,000,000 shares of common stock, $0.01 par value, and 3,000,000 shares of preferred stock, $0.01 par value. At March 31, 2005, there were 18,434,967 shares of our common stock outstanding, held of record by approximately 2,000 record holders.

Common Stock

Holders of our common stock are entitled to one vote per share in all matters to be voted on by our stockholders. Subject to preferences that may be applicable to any preferred stock outstanding at the time, holders of common stock are entitled to receive ratably such dividends, if any, as may be declared from time to time by our board of directors out of funds legally available for such purpose. In the event of our liquidation, dissolution or winding up, holders of common stock are entitled to share ratably in all assets remaining after payment of our liabilities and the liquidation preference, if any, of any outstanding shares of preferred stock. Holders of common stock have no preemptive rights and no rights to convert their common stock into any other securities, and there are no redemption provisions with respect to such shares. All of the outstanding shares of common stock are fully paid and non-assessable. The rights, preferences and privileges of holders of common stock are subject to, and may be adversely affected by, the rights of the holders of shares of any series of preferred stock which we may designate and issue in the future.

Preferred Stock

Our board of directors has the authority, without any further vote or action by our stockholders, to issue up to 3,000,000 shares of preferred stock from time to time in one or more series, to establish the number of shares to be included in each such series, to fix the designations, preferences, limitations and relative, participating, optional or other special rights and qualifications or restrictions of the shares of each series, and to determine the voting powers, if any of, such shares. The issuance of preferred stock could adversely affect, among other things, the rights of existing stockholders or could delay or prevent a change in control without further action by our stockholders. The issuance of preferred stock could decrease the amount of earnings and assets available for distribution to holders of common stock. In addition, any such issuance could have the effect of delaying, deferring or preventing a change in control and could make the removal of the present management more difficult. We have no current plans to issue any preferred stock.

Delaware Anti-Takeover Law and Certain Charter Provisions

Certain provisions of the Delaware General Corporation Law and our Certificate of Incorporation could make more difficult the acquisition us by means of a tender offer, a proxy contest or otherwise and the removal of incumbent officers and directors. These provisions are expected to discourage certain types of coercive takeover practices and inadequate takeover bids and to encourage persons seeking to acquire control to first negotiate with us. We believe that the benefits of increased protection of our ability to negotiate with the proponent of an unfriendly or unsolicited proposal to acquire or restructure us outweigh the disadvantages of discouraging such proposals because, among other things, negotiation of such proposals could result in an improvement of their terms.

We are subject to the provisions of Section 203 of the Delaware General Corporation Law. In general, this section prohibits a publicly-held Delaware corporation from engaging in a “business combination” with an “interested stockholder” for a period of three years after the date that the person became an interested stockholder unless, with certain exceptions, the business combination or the transaction in which the person became an interested stockholder is approved in a prescribed manner. Generally, a “business combination” includes a merger, asset or stock sale, or other transaction resulting in a financial benefit to the stockholder. Generally, an “interested stockholder” is a person who, together with affiliates and associates, owns, or within three years prior, did own, 15% or more of the corporation’s voting stock. This provision may have the effect of delaying, deferring or preventing a change in control without further action by the stockholders.

Our board of directors is divided into three classes, with staggered three-year terms. As a result, only one class of directors is elected at each annual meeting of our stockholders, with the other classes continuing for the remainder of their three-year terms. The classification of our board of directors makes it more difficult for our stockholders to replace the board of directors, as well as for another party to obtain control of us by replacing the board of directors.

Transfer Agent and Registrar

The Transfer Agent and Registrar for our common stock is Wells Fargo Shareowner Services.

Listing

Our common stock is quoted on the Nasdaq National Market under the trading symbol “EFJI.”

UNDERWRITING

Subject to the terms and conditions of the underwriting agreement between us and the underwriters, the underwriters have agreed severally to purchase from us the following number of shares of common at the offering price less the underwriting discount set forth on the cover page of this prospectus:

Underwriter	Number of Shares
A.G. Edwards & Sons, Inc.
Needham & Company, LLC
C.E. Unterberg, Towbin, LLC

Total	6,000,000

The underwriting agreement provides that the obligations of the underwriters are subject to certain conditions and that the underwriters will purchase all such shares of common stock if any of the shares are purchased. The underwriters are obligated to take and pay for all of the shares of common stock offered hereby, other than those covered by the over-allotment option described below, if any are taken.

The underwriters have advised us that they propose to offer the shares of common stock to the public at the offering price set forth on the cover page of this prospectus and to certain dealers at such price less a concession not in excess of $             per share. The underwriters may allow, and such dealers may re-allow, a concession not in excess of $             per share to certain other dealers. After this offering, the offering price and other selling terms may be changed by the underwriters.

Pursuant to the underwriting agreement, we have granted to the underwriters an option, exercisable for 30 days after the date of this prospectus to purchase up to 900,000 additional shares of common stock from us, at the offering price, less the underwriting discount set forth on the cover page of this prospectus, solely to cover over-allotments. To the extent the underwriters exercise such option, each underwriter will become obligated, subject to certain conditions, to purchase approximately the same percentage of such additional shares as the number set forth next to such underwriter’s name in the preceding table bears to the total number of shares in the table, and we will be obligated, pursuant to the option, to sell such shares to the underwriters.

We and our directors and executive officers have agreed, during the 90 days after the date of this prospectus, subject to limited exceptions, not to, without the prior written consent of A.G. Edwards, directly or indirectly, issue, sell, offer, agree to sell, grant any option or contract for the sale of, pledge, make any short sale of, maintain any short position with respect to, establish or maintain a “put equivalent position” (within the meaning of rule 16a-1(h) under the Securities Exchange Act of 1934) with respect to, enter into any swap, derivative transaction or other arrangement (whether any such transaction is to be settled by delivery of common stock, other securities, cash or other consideration) that transfers to another, in whole or in part, any of the economic consequences of ownership, or otherwise dispose of, any shares of our common stock (or any securities convertible into, exercisable for or exchangeable for our common stock or any interest therein or any capital stock of our subsidiary). In addition, if we issue an earnings release or material news or a material event relating to us occurs during the last 17 of the 90 days or if, prior to the expiration of the 90 days, we announce that we will release earnings results during the 16-day period beginning on the 90th day, the restrictions imposed by these lock-up agreements may be extended until the expiration of the 18-day period beginning on the issuance of the earnings release or the occurrence of the material news or material event for all such shares. These lock-up agreements will cover approximately         % shares of our outstanding common stock in the aggregate. A.G. Edwards may, in its sole discretion, at time without prior notice, allow any of these parties to dispose of shares of our common stock or other securities prior to the expiration of the 90-day period. There are, however, no agreements between A.G. Edwards and the parties that would allow them to do so as of the date of this prospectus.

The following table summaries the discount to be paid to the underwriters by us in connection with this offering. The amounts are shown assuming both no exercise and full exercise of the underwriters’ option to purchase additional shares of common stock.

	Per Share	Total
		No Exercise	Full Exercise
Underwriting discount paid by us

We expect to incur expenses of approximately $                 in connection with this offering.

We have agreed to indemnify the underwriters against certain liabilities, including liabilities under the Securities Act of 1933.

Until the distribution of the common stock is completed, rules of the SEC may limit the ability of the underwriters and certain selling group members to bid for and purchase the common stock. As an exception to these rules, the underwriters are permitted to engage in certain transactions that stabilize, maintain or otherwise affect the price of the common stock.

In connection with this offering, the underwriters may engage in stabilizing transactions, over-allotment transactions, syndicate covering transactions and penalty bids in accordance with Regulation M under the Securities Exchange Act of 1934.

•	Stabilizing transactions permit bids to purchase the underlying security so long as the stabilizing bids do not exceed a specified maximum.

•	Over-allotment transactions involve sales by the underwriters of the shares of our common stock in excess of the number of shares the underwriters are obliged to purchase, which creates a syndicate short position. The short position may be either a covered short position or a naked short position. In a covered short position, the number of shares over-allotted by the underwriters is not greater than the number of shares they may purchase in the over-allotment option. In a naked short position, the number of shares involved is greater than the number of shares in the over-allotment option. The underwriters may close out any short position by either exercising their over-allotment option or purchasing shares of our common stock in the open market.

•	Syndicate covering transactions involve purchases of the shares of our common stock in the open market after the distribution has been completed in order to cover syndicate short positions. In determining the source of the shares of our common stock to close out the short position, the underwriters will consider, among other things, the price of shares of our common stock available for purchase in the open market as compared to the price at which they may purchase shares of our common stock through the over-allotment option. If the underwriters sell more shares of our common stock than could be covered by the over-allotment option, a naked short position, the position can only be closed out by buying shares of common stock in the open market. A naked short position is more likely to be created if the underwriters are concerned that there could be downward pressure on the price of the shares of our common stock in the open market after pricing that could adversely affect investors who purchase in this offering.

•	Penalty bids permit the representatives to reclaim a selling concession from a syndicate member when the shares of our common stock originally sold by the syndicate member are purchased in a stabilizing or syndicate covering transaction to cover syndicate short positions.

Similar to other purchase transactions, the underwriters’ purchases to cover the syndicate short sales may have the effect of raising or maintaining the market price of the shares of our common stock or preventing or retarding a decline in the market price of the shares of our common stock. As a result, the price of the shares of our common stock may be higher than the price that might otherwise exist in the open market.

The underwriters will deliver a prospectus to all purchasers of shares of our common stock in the short sales. The purchasers of shares of our common stock in short sales are entitled to the same remedies under the federal securities laws as any other purchaser of shares of our common stock covered by this prospectus.

In connection with this offering, some of the underwriters or their affiliates may engage in passive market making transactions in our common stock on the Nasdaq National Market immediately prior to the commencement of sales in this offering, in accordance with Rule 103 of Regulation M under the Securities Exchange Act of 1934. Rule 103 generally provides that:

•	a passive market maker may not effect transactions or display bids for our common stock in excess of the highest independent bid price by persons who are not passive market makers;

•	set purchases by a passive market maker on each day are generally limited to 30% of the passive market maker’s average daily trading volume in our common stock during a specified two-month prior period or 200 shares, whichever is greater, and must be discontinued when that limit is reached; and

•	passive market making bids must be identified as such.

Passive market making may stabilize or maintain the market price of our common stock at a level above that which might otherwise prevail and, if commenced, may be discontinued at any time.

The underwriters are not obligated to engage in any of the transactions described above. If they do engage in any of these transactions, they may discontinue them at any time.

LEGAL MATTERS

The validity of our common stock offered by this prospectus will be passed upon for us by Manatt, Phelps & Phillips, LLP, New York, New York. Certain matters will be passed upon for the underwriters by Pillsbury Winthrop Shaw Pittman LLP, New York, New York.

EXPERTS

The financial statements incorporated by reference in this prospectus from our Annual Report on Form 10-K for the year ended December 31, 2004 and our management’s assessment of the effectiveness of internal control over financial reporting as of December 31, 2004 included therein have been audited by Grant Thornton LLP, independent registered public accounting firm, as set forth in its report thereon and on the effectiveness of internal control over financial reporting, and are incorporated by reference in this prospectus in reliance on such report of Grant Thornton LLP, given on the authority of such firm as experts in auditing and accounting.

WHERE YOU CAN FIND MORE INFORMATION

We have filed a registration statement on Form S-3, of which this prospectus is a part, with the SEC under the Securities Act of 1933, with respect to the shares of common stock offered hereby. This prospectus does not contain all of the information included in the registration statement. Statements in this prospectus concerning the provisions of any document filed as an exhibit to the registration statement are not necessarily complete. You should refer to the copies of those documents filed as exhibits to the registration statement for a more complete understanding of the matter involved. Each statement concerning those documents is qualified in its entirety by such reference.

We are subject to the information requirements of the Securities Exchange Act of 1934 and, accordingly, we file annual, quarterly and other reports, proxy statements and other information with the SEC. You may read and copy any document we file at the SEC’s public reference room at 450 Fifth Street, N.W., Washington, D.C. 20549. Please call the SEC at 1-800-732-0330 for further information on the operation of the SEC’s public reference room. Our SEC filings are available on the SEC’s web site at www.sec.gov. We also make available free of charge on our website, at www.efji.com, all materials that we file electronically with the SEC, including our annual report on Form 10-K, quarterly reports on Form 10-Q, current reports on Form 8-K, Section 16 reports and amendments to these reports as soon as reasonably practicable after such materials are electronically filed with, or furnished to, the SEC. Information contained on our website or any other website is not incorporated by reference into this prospectus and does not constitute a part of this prospectus.

INCORPORATION BY REFERENCE

The SEC allows us to “incorporate by reference” into this prospectus the information we have filed with the SEC. This means that we can disclose important information to you without actually including the specific information in this prospectus by referring you to other documents filed separately with the SEC. These other documents contain important information about us, our financial condition and our results of operations. The information incorporated by reference is an important part of this prospectus. Information that we file later with the SEC will automatically update and may replace information in this prospectus and information previously filed with the SEC. We are incorporating by reference into this prospectus the following documents that we have filed with the SEC (File No. 000-21681); provided, however, that we are not incorporating any information furnished under Item 2.02 or 7.01 of our Current Reports on Form 8-K:

•	our Annual Report on Form 10-K for the year ended December 31, 2004 filed with the SEC on March 3, 2005;

•	our Quarterly Report on Form 10-Q for the three months ended March 31, 2005 filed with the SEC on May 5, 2005; and

•	our Current Reports on 8-K filed with the SEC on January 19, 2005, March 18, 2005 and March 23, 2005.

All documents filed by us with the SEC pursuant to Section 13(a), 13(c), 14 or 15(d) of the Securities Exchange Act of 1934 after the date the date of the filing of the initial registration statement to which this prospectus relates and prior to the effectiveness of the registration statement and after the date of this prospectus and before the termination of this offering has been sold are deemed to be incorporated by reference in, and to be part of, this prospectus from the date any such document is filed.

Any statements contained in a document incorporated by reference in this prospectus shall be deemed to be modified, superseded or replaced for purposes of this prospectus to the extent that a statement contained in this prospectus (or in any other subsequently filed document that also is incorporated by reference in this prospectus) modifies, supersedes or replaces such statement. Any statement so modified, superseded or replaced shall not be deemed, except as so modified, superseded or replaced, to constitute a part of this prospectus. Statements contained in this prospectus and any document incorporated by reference, as to the contents of any contract, agreement or other document referred to are not necessarily complete, and in each instance reference is made to the copy of the contract, agreement or other document filed as an exhibit to the registration statement or any incorporated document, each statement being so qualified by this reference.

You may obtain any of the documents incorporated by reference in this prospectus from the SEC through the SEC’s web site at the address provided above. You also may request a copy of any document incorporated by reference in this prospectus, including exhibits to those documents specifically incorporated by reference in this document, at no cost, by visiting our internet website at www.efji.com, or by writing or calling us at the following address and telephone number:

EFJ, Inc.

1440 Corporate Drive

Irving, Texas 75038

Attention: Jim Stark

Telephone: (972) 819-0900

Secured Communications Encryption Technologies

Top left picture and top right picture:

Schematics of secured communications encryption modules that will be embedded in an analog wireless radio

Bottom left picture:

Fireman using a wall-mounted analog wireless radio with secured communications encryption module

Bottom right picture:

Police officer standing outside of car using his analog wireless radio with a secured communications encryption module

You should rely only on the information contained in this prospectus. We have not, and the underwriters have not, authorized any other person to provide you with information that is different from that contained in this prospectus or to make any representation not contained in this prospectus. We are offering to sell and seeking offers to buy these securities only in jurisdictions where offers and sales are permitted. The information contained in this prospectus is accurate only as of the date of this prospectus, regardless of the time of delivery of this prospectus or of any sale of common stock.

6,000,000 Shares

Common Stock

PROSPECTUS

A.G. EDWARDS

NEEDHAM & COMPANY, LLC

C.E. UNTERBERG, TOWBIN

                    , 2005

PART II

INFORMATION NOT REQUIRED IN PROSPECTUS

Item 14. Other Expenses of Issuance and Distribution

Set forth below are the expenses, other than underwriting discounts, expected to be incurred in connection with the issuance and distribution of the securities registered hereby. With the exception of the Securities and Exchange Commission registration fee, the amounts set forth below are estimates:

Securities and Exchange Commission registration fee		$6,327
NASD filing fee		$5,951
Legal fees and expenses	$	*
Accounting fees and expenses	$	*
Printing and engraving expenses	$	*
Blue sky fees	$	*
Miscellaneous	$	*

Total	$	*

*	To be filed by amendment.

Item 15. Indemnification of Directors and Officers

EFJ, Inc. is incorporated under the Delaware General Corporation Law, of which Section 145 provides as follows:

“(a) A corporation shall have power to indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative or investigative (other than an action by or in the right of the corporation) by reason of the fact that the person is or was a director, officer, employee or agent of the corporation, or is or was serving at the request of the corporation as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise, against expenses (including attorneys’ fees), judgments, fines and amounts paid in settlement actually and reasonably incurred by the person in connection with such action, suit or proceeding if the person acted in good faith and in a manner the person reasonably believed to be in or not opposed to the best interests of the corporation, and, with respect to any criminal action or proceeding, had no reasonable cause to believe the person’s conduct was unlawful. The termination of any action, suit or proceeding by judgment, order, settlement, conviction, or upon a plea of nolo contendere or its equivalent, shall not, of itself, create a presumption that the person did not act in good faith and in a manner which the person reasonably believed to be in or not opposed to the best interests of the corporation, and, with respect to any criminal action or proceeding, had reasonable cause to believe that the person’s conduct was unlawful.

(b) A corporation shall have power to indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action or suit by or in the right of the corporation to procure a judgment in its favor by reason of the fact that the person is or was a director, officer, employee or agent of the corporation, or is or was serving at the request of the corporation as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise against expenses (including attorneys’ fees) actually and reasonably incurred by the person in connection with the defense or settlement of such action or suit if the person acted in good faith and in a manner the person reasonably believed to be in or not opposed to the best interests of the corporation and except that no indemnification shall be made in respect of any claim, issue or matter as to which such person shall have been adjudged to be liable to the corporation unless and only to the extent that the Court of Chancery or the court in which such action or suit was brought shall determine upon application that, despite the adjudication of liability but in view of all the circumstances of the case, such person is fairly and reasonably entitled to indemnity for such expenses which the Court of Chancery or such other court shall deem proper.

(c) To the extent that a present or former director or officer of a corporation has been successful on the merits or otherwise in defense of any action, suit or proceeding referred to in subsections (a) and (b) of this section, or in defense of any claim, issue or matter therein, such person shall be indemnified against expenses (including attorneys’ fees) actually and reasonably incurred by such person in connection therewith.

(d) Any indemnification under subsections (a) and (b) of this section (unless ordered by a court) shall be made by the corporation only as authorized in the specific case upon a determination that indemnification of the present or former director, officer, employee or agent is proper in the circumstances because the person has met the applicable standard of conduct set forth in subsections (a) and (b) of this section. Such determination shall be made, with respect to a person who is a director or officer at the time of such determination, (1) by a majority vote of the directors who are not parties to such action, suit or proceeding, even though less than a quorum, or (2) by a committee of such directors designated by majority vote of such directors, even though less than a quorum, or (3) if there are no such directors, or if such directors so direct, by independent legal counsel in a written opinion, or (4) by the stockholders.

(e) Expenses (including attorneys’ fees) incurred by an officer or director in defending any civil, criminal, administrative or investigative action, suit or proceeding may be paid by the corporation in advance of the final disposition of such action, suit or proceeding upon receipt of an undertaking by or on behalf of such director or officer to repay such amount if it shall ultimately be determined that such person is not entitled to be indemnified by the corporation as authorized in this section. Such expenses (including attorneys’ fees) incurred by former directors and officers or other employees and agents may be so paid upon such terms and conditions, if any, as the corporation deems appropriate.

(f) The indemnification and advancement of expenses provided by, or granted pursuant to, the other subsections of this section shall not be deemed exclusive of any other rights to which those seeking indemnification or advancement of expenses may be entitled under any bylaw, agreement, vote of stockholders or disinterested directors or otherwise, both as to action in such person’s official capacity and as to action in another capacity while holding such office.

(g) A corporation shall have power to purchase and maintain insurance on behalf of any person who is or was a director, officer, employee or agent of the corporation, or is or was serving at the request of the corporation as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise against any liability asserted against such person and incurred by such person in any such capacity, or arising out of such person’s status as such, whether or not the corporation would have the power to indemnify such person against such liability under this section.

(h) For purposes of this section, references to “the corporation” shall include, in addition to the resulting corporation, any constituent corporation (including any constituent of a constituent) absorbed in a consolidation or merger which, if its separate existence had continued, would have had power and authority to indemnify its directors, officers, and employees or agents, so that any person who is or was a director, officer, employee or agent of such constituent corporation, or is or was serving at the request of such constituent corporation as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise, shall stand in the same position under this section with respect to the resulting or surviving corporation as such person would have with respect to such constituent corporation if its separate existence had continued.

(i) For purposes of this section, references to “other enterprises” shall include employee benefit plans; references to “fines” shall include any excise taxes assessed on a person with respect to any employee benefit plan; and references to “serving at the request of the corporation” shall include any service as a director, officer, employee or agent of the corporation which imposes duties on, or involves services by, such director, officer, employee or agent with respect to an employee benefit plan, its participants or beneficiaries; and a person who acted in good faith and in a manner such person reasonably believed to be in the interest of the participants and beneficiaries of an employee benefit plan shall be deemed to have acted in a manner “not opposed to the best interests of the corporation” as referred to in this section.

(j) The indemnification and advancement of expenses provided by, or granted pursuant to, this section shall, unless otherwise provided when authorized or ratified, continue as to a person who has ceased to be a director, officer, employee or agent and shall inure to the benefit of the heirs, executors and administrators of such a person.

(k) The Court of Chancery is hereby vested with exclusive jurisdiction to hear and determine all actions for advancement of expenses or indemnification brought under this section or under any bylaw, agreement, vote of stockholders or disinterested directors, or otherwise. The Court of Chancery may summarily determine a corporation’s obligation to advance expenses (including attorneys’ fees).”

Article XIII of EFJ, Inc.’s Second Amended and Restated Certificate of Incorporation provides as follows:

“Section 8.1. A director shall not be personally liable to the Corporation or its stockholders for monetary damages for breach of fiduciary duty as a director, provided that this provision shall not eliminate or limit the liability of a director (a) for any breach of the director’s duty of loyalty to the Corporation or its stockholders, (b) for acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law, (c) under Section 174 of the General Corporation Law of the State of Delaware or (d) for any transaction from which the director derived any improper personal benefit. If the General Corporation Law of the State of Delaware is amended after the filing of this Certificate of Incorporation to authorize corporate action further eliminating or limiting the personal liability of directors, then the liability of a director of the Corporation shall be eliminated or limited to the fullest extent permitted by the General Corporation Law of the State of Delaware, as so amended.

Section 8.2. Any repeal or modification of the foregoing paragraph by the stockholders of the Corporation shall not adversely affect any right or protection of a director or the Corporation existing at the time of such repeal or modification.”

Article V of EFJ, Inc.’s Bylaws provide as follows:

“Section 1. Right to Indemnification. Each person who was or is made a party or is threatened to be made a party to or is otherwise involved in any action, suit or proceeding, whether civil, criminal, administrative or investigative (hereinafter a “proceeding”), by reason of the fact that he or she is or was a director or officer of the Corporation or is or was serving at the request of the Corporation as a director, officer or employee of another corporation or of a partnership, joint venture, trust or other enterprise, including service with respect to employee benefit plans (hereinafter an “indemnitee”), whether the basis of such proceeding is alleged action in an official capacity as a director, officer or employee or in any other capacity while serving as a director, officer or employee, shall be indemnified and held harmless by the Corporation to the fullest extent authorized by the General Corporation Law of the State of Delaware, as the same exists or may hereafter be amended (but, in the case of any such amendment, only to the extent that such amendment permits the Corporation to provide broader indemnification rights than such law permitted the Corporation to provide prior to such amendment), against all expense, liability and loss (including attorneys’ fees, judgments, fines, ERISA excise taxes or penalties and amounts paid in settlement) reasonably incurred or suffered by such indemnitee in connection therewith and such indemnification shall continue as to an indemnitee who has ceased to be a director, officer, employee or agent and shall inure to the benefit of the indemnitee’s heirs, executors and administrators; provided, however, that, except as provided in Section 2 of this Article V with respect to proceedings to enforce rights to indemnification, the Corporation shall indemnify any such indemnitee in connection with a proceeding (or part thereof) initiated by such indemnitee only if such proceeding (or part thereof) was authorized by the Board of Directors of the Corporation. The right to indemnification conferred in this Section 2 of this Article V shall be a contract right and shall include the right to be paid by the Corporation the expenses incurred in defending any such proceeding in advance of its final disposition (hereinafter an “advancement of expenses”); and provided, further, that, if the General Corporation Law of the State of Delaware requires it, an advancement of expenses incurred by an indemnitee in his or her capacity as a director or officer (and not in any other capacity in which service was or is rendered by such indemnitee, including, without limitation, service to an employee benefit plan) shall be made only upon delivery to the Corporation of an undertaking, by or on behalf of such indemnitee, to repay all amounts so advanced if it shall ultimately be determined by final judicial decision from which there is no further right to appeal that such indemnitee is not entitled to be indemnified for such expenses under this Article V or otherwise (hereinafter an “undertaking”).

Section 2. Right of Indemnitee To Bring Suit. If a claim under Section 1 of this Article V is not paid in full by the Corporation within 60 days after a written claim has been received by the Corporation, except in the case of a claim for an advancement of expenses, in which case the applicable period shall be 20 days, the indemnitee may at any time thereafter bring suit against the Corporation to recover the unpaid amount of the claim. If successful in whole or part in any such suit or in a suit brought by the Corporation to recover an advancement of expenses pursuant to the terms of an undertaking, the indemnitee shall be entitled to be paid also the expense of prosecuting or defending such suit. In (i) any suit brought by the indemnitee to enforce a right to indemnification hereunder (but not in a suit brought by the indemnitee to enforce a right to an advancement of expenses) it shall be a defense that, and (ii) any suit by the Corporation to recover an advancement of expenses pursuant to the terms of an undertaking the Corporation shall be entitled to recover such expenses upon a final adjudication that, the indemnitee has not met the applicable standard of conduct set forth in the General Corporation Law of the State of Delaware. Neither the failure of the Corporation (including its Board of Directors, independent legal counsel or its stockholders) to have made a determination prior to the commencement of such suit that indemnification of the indemnitee is proper in the circumstances because the indemnitee has met the applicable standard of conduct set forth in the General Corporation Law of the State of Delaware, nor an actual determination by the Corporation (including its Board of Directors, independent legal counsel or its stockholders) that the indemnitee has not met such applicable standard of conduct, shall create a presumption that the indemnitee has not met the applicable standard of conduct or, in the case of such a suit brought by indemnitee, be a defense to such suit. In any suit brought by the indemnitee to enforce a right hereunder, or by the Corporation to recover an advancement of expenses pursuant to the terms of an undertaking, the burden of proving that the indemnitee is not entitled to be indemnified or to such advancement of expenses under this Article V or otherwise shall be on the Corporation.

Section 3. Nonexclusivity of Rights. The rights of indemnification and to the advancement of expenses conferred in this Article V shall not be exclusive of any other right which any person may have or hereafter acquire under any statute, provision of the Certificate of Incorporation, bylaw, contract, agreement, vote of stockholders or disinterested directors or otherwise.

Section 4. Insurance. The Corporation may maintain insurance, at its expense, to protect itself and any indemnitee against any expense, liability or loss, whether or not the Corporation would have the power to indemnify such person against such expense, liability or loss under the General Corporation Law of the State of Delaware.

Section 5. Indemnification of Agents of the Corporation. The Corporation may, to the extent authorized from time to time by the Board of Directors, grant rights to indemnification and to the advancement of expenses to any employee or agent of the Corporation to the fullest extent of the provisions of this Article V or as otherwise permitted under the General Corporation Law of the State of Delaware with respect to the indemnification and advancement of expenses of directors and officers of the Corporation.”

As provided for in the Bylaws, EFJ, Inc. maintains insurance covering itself and its directors and officers against certain liabilities incurred in their capacities as such. In addition, EFJ, Inc. has entered into an agreement with certain of its directors and officers which would indemnify them to the fullest extent of the law for all losses, damages, costs and expenses incurred by the indemnified person arising out of any suits brought against them as such directors and officers.

Item 16. Exhibits and Financial Statement Schedules

(a) Exhibits. The following documents are filed as exhibits to this registration.

Exhibit Number		Description

1.1	**	Form of Underwriting Agreement.

4.1		Second Amended and Restated Certificate of Incorporation of the Registrant filed on September 30, 1996 with the Secretary of State of the State of Delaware (incorporated by reference to Exhibit 3.1 to the Registrant’s Annual Report on Form 10-K for the year ended December 31, 2004, as filed with the Securities and Exchange Commission on March 3, 2005).

4.2		Amended and Restated Bylaws of the Registrant (incorporated by reference to Exhibit 3.2 to the Registrant’s Annual Report on Form 10-K for the year ended December 31, 2004, as filed with the Securities and Exchange Commission on March 3, 2005).

4.3		Form of Common Stock Certificate (incorporated herein by reference to Exhibit 4.1 to the registration statement on form S-1/A filed with the Securities and Exchange Commission on November 21, 1996.

5.1	**	Opinion of Legal Counsel

23.1	**	Consent of Legal Counsel (included in Exhibit 5.1).

23.2	*	Consent of Grant Thornton LLP, independent registered public accounting firm.

24.1	*	Power of Attorney (included on the signature page).

*	Filed herewith.
**	To be filed.

(b) Financial Statement Schedules

All schedules for which provision is made in the applicable accounting regulations of the Securities and Exchange Commission are not required under the related instructions, are inapplicable, or the information is included in the consolidated financial statements, and have therefore been omitted.

(c) Reports, Opinions, and Appraisals

The following reports, opinions, and appraisals are included herein: None.

Item 17. Undertakings

(a) Each undersigned registrant hereby undertakes that, for purposes of determining any liability under the Securities Act of 1933, each filing of the registrant’s annual report pursuant to section 13(a) or section 15(d) of the Securities Exchange Act of 1934 (and, where applicable, each filing of an employee benefit plan’s annual report pursuant to section 15(d) of the Securities Exchange Act of 1934) that is incorporated by reference in the registration statement shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

(b) Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of any registrant pursuant to the provisions described in Item 15 above, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act of 1933 and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, each registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act of 1933 and will be governed by the final adjudication of such issue.

(c) The undersigned registrant hereby undertakes:

(1) For purposes of determining any liability under the Securities Act of 1933, the information omitted from the form of prospectus filed as part of this registration statement in reliance upon Rule 430A and contained in a form of prospectus filed by the registrant pursuant to Rule 424(b)(1) or (4) or 497(h) under the Securities Act shall be deemed to be part of this registration statement as of the time it was declared effective.

(2) For the purpose of determining any liability under the Securities Act of 1933, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offering therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, as amended, the Registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form S-3 and has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Irving, State of Texas, on May 25, 2005.

EFJ, INC.

By:	/S/ MICHAEL E. JALBERT
Name:	Michael E. Jalbert
Title:	Chairman of the Board of Directors and Chief Executive Officer

Each person whose signature appears below appoints Michael E. Jalbert and Jana Ahlfinger Bell, and each of them acting individually, as his or her true and lawful attorneys-in-fact and agents, with full power of substitution and resubstitution, for him or her and in his or her name, place and stead, in any and all capacities, to sign any and all amendments (including post-effective amendments) to this Registration Statement and any Registration Statement (including any amendment thereto) for this offering that is to be effective upon filing pursuant to Rule 462(b) under the Securities Act of 1933, as amended, and to file the same, with all exhibits thereto, and all other documents in connection therewith, with the Securities and Exchange Commission, granting unto said attorneys-in-fact and agents full power and authority to do and perform each and every act and thing requisite and necessary to be done, as fully to all intents and purposes as he or she might or would do in person, hereby ratifying and confirming all that said attorneys-in fact and agents or any of them or their or his or her substitute and substitutes, may lawfully do or cause to be done by virtue hereof.

Pursuant to the requirements of the Securities Act of 1933, as amended, this Registration Statement has been signed below by the following persons in the capacities and on the dates indicated below.

Signature	Title	Date

/S/ MICHAEL E. JALBERT Michael E. Jalbert	Chairman of the Board of Directors, President and Chief Executive Officer (Principal Executive Officer)	May 25, 2005

/S/ JANA AHLFINGER BELL Jana Ahlfinger Bell	Senior Vice President of Finance and Chief Financial Officer (Principal Financial and Accounting Officer)	May 25, 2005

/S/ EDWARD H. BERSOFF Edward H. Bersoff	Director	May 25, 2005

/S/ VERONICA A. HAGGART Veronica A. Haggart	Director	May 25, 2005

/S/ MASSOUD SAFAVI Massoud Safavi	Director	May 25, 2005

/S/ THOMAS R. THOMSEN Thomas R. Thomsen	Director	May 25, 2005

/S/ WINSTON J. WADE Winston J. Wade	Director	May 25, 2005

INDEX TO EXHIBITS

(a) Exhibits. The following documents are filed as exhibits to this registration.

Exhibit Number		Description
1.1	**	Form of Underwriting Agreement.

4.1		Second Amended and Restated Certificate of Incorporation of the Registrant filed on September 30, 1996 with the Secretary of State of the State of Delaware (incorporated by reference to Exhibit 3.1 to the Registrant’s Annual Report on Form 10-K for the year ended December 31, 2004, as filed with the Securities and Exchange Commission on March 3, 2005).

4.2		Amended and Restated Bylaws of the Registrant (incorporated by reference to Exhibit 3.2 to the Registrant’s Annual Report on Form 10-K for the year ended December 31, 2004, as filed with the Securities and Exchange Commission on March 3, 2005).

4.3		Form of Common Stock Certificate (incorporated herein by reference to Exhibit 4.1 to the registration statement on form S-1/A filed with the Securities and Exchange Commission on November 21, 1996).

5.1	**	Opinion of Legal Counsel.

23.1	**	Consent of Legal Counsel (included in Exhibit 5.1).

23.2	*	Consent of Grant Thornton LLP, Independent Registered Public Accounting Firm.

24.1	*	Power of Attorney (included on the signature page).

*	Filed herewith.
**	To be filed.